

September 10, 2018

Dear Shareholders:

The enclosed information statement/prospectus details the merger of The Biondo Growth Fund ("The Target Fund") into The Biondo Focus Fund ("The Survivor Fund"). Below is a brief summary of the reasons we have made this decision, however, we encourage you to read the entire document for a complete explanation.

After intensely evaluating the consequences of a merger, we have determined, and received approval from the Funds' Board of Trustees, that it is in the best interests of the shareholders of both Funds to proceed with the merger.

- The investment objective of both Funds is capital appreciation and follow very similar investment strategies.
- The Focus Fund has a slightly more concentrated portfolio and better long-term performance.
- The fee structure of The Focus Fund has been reduced to be equivalent to that of The Biondo Growth Fund – a merger benefit for Focus Fund shareholders.
- Shareholders will not incur a tax consequence as a result of the merger.

The merger does not require shareholder approval, but we encourage shareholders to call us if you have any questions after reviewing the enclosed material.

Very truly yours,

Joseph P. Biondo
Chief Executive Officer
Biondo Investment Advisors, LLC

Joseph R. Biondo
Founder, Senior Portfolio Manager
Biondo Investment Advisors, LLC

Mailing Address: PO Box 909, Milford, PA 18337
Milford, PA Office: 540 Routes 6 & 209
Sparta, NJ Office: 55 Main Street

Tel. 570.296.5525
Toll Free 877.246.6367 • Fax 570.296.5527
TheBiondoGroup.com

 BIONDO INVESTMENT ADVISORS, LLC
A registered Investment Advisor and an affiliate of The Biondo Group, LLC

THE BIONDO GROWTH FUND
A SERIES OF NORTHERN LIGHTS FUND TRUST

17605 Wright Street
Omaha, Nebraska 68130

September 10, 2018

Dear Shareholder:

We wish to provide you with some important information concerning your investment.  You are receiving this Combined Prospectus/Information Statement because you own shares of The Biondo Growth Fund, a series of the Northern Lights Fund Trust.  The Board of Trustees (the "Board") of Northern Lights Fund Trust (the "Trust"), after careful consideration, has approved the reorganization (the "Reorganization") of The Biondo Growth Fund (the "Target Fund"), into The Biondo Focus Fund (the "Survivor Fund"), which is also a series of the Trust.  The Target Fund and the Survivor Fund are sometimes each referred to separately as a "Fund", and together as the "Funds".  The series surviving the Reorganization, the Survivor Fund, will be referred to herein as the "Combined Fund".  **The Reorganization does not require your approval, and you are not being asked to vote.**  The attached Combined Prospectus/Information Statement contains information about the Survivor Fund and provides details about the terms and conditions of the Reorganization.  You should review the Combined Prospectus/Information Statement carefully and retain it for future reference.

The Target Fund and Survivor Fund have <u>substantially</u> similar investment objectives and their principal investment strategies are similar.  While the Funds use slightly different investment techniques and allocations at times, both Funds primarily seek capital appreciation by investing in a combination of equity and fixed income securities.  Currently, the Funds are managed by the same portfolio managers.  We anticipate that the Reorganization will result in benefits to the shareholders of the Target Fund as discussed more fully in the Combined Prospectus/Information Statement.  As a general matter, we believe that after the Reorganization, the Combined Fund will provide you with a <u>substantially</u> similar investment objective with generally lower gross expenses and portfolio management efficiencies.

After considering the performance of each Fund and the expenses associated with the investment structure of the Target Fund, the Funds' adviser recommended to the Board that the Target Fund be reorganized into the Survivor Fund.  The Board has concluded that the Reorganization is in the best interests of each of the Funds and their respective shareholders.  In approving the Reorganization, the Board considered, among other things, the <u>substantial</u> similarities between the Funds' investment objectives and strategies, the management fee for the Target Fund and the Combined Fund, the differences in historical performance between the Target Fund and the Survivor Fund, and the terms and conditions of the Agreement and Plan of Reorganization (the "Plan of Reorganization").  The Board also considered that it is not anticipated that the Reorganization will have any tax consequences for shareholders.

The Plan of Reorganization provides that the Target Fund will transfer all of its assets and liabilities to the Survivor Fund.  In exchange for the transfer of these assets and liabilities, the Survivor Fund will simultaneously issue shares to the Target Fund in an amount equal in value to the net asset value of the Target Fund's shares as of the close of business on the business day preceding the foregoing transfers.  These transfers are expected to occur on or about September 26, 2018 (the "Closing Date").  Immediately after the Reorganization, the Target Fund will make a liquidating distribution to its shareholders of the Survivor Fund shares received, so that a holder of shares in the Target Fund at the Closing Date of the Reorganization will receive a number of shares of the Survivor Fund with the same aggregate value as the shareholder had in the Target Fund immediately before the Reorganization.

Following the Reorganization, the Target Fund will cease operations as a separate series of the Trust.  Shareholders of the Target Fund will not be assessed any sales charges, redemption fees or any other shareholder fee in connection with the Reorganization.

**NO ACTION ON YOUR PART IS REQUIRED TO EFFECT THE REORGANIZATION.**

If you have questions, please contact the Funds at 1-800-672-9152.

Sincerely,


Kevin Wolf, President

## QUESTIONS AND ANSWERS

We recommend that you read the complete Combined Prospectus/Information Statement. The following Questions and Answers provide an overview of the key features of the reorganization (the "Reorganization") of The Biondo Growth Fund (the "Target Fund"), into The Biondo Focus Fund (the "Survivor Fund" and, together with the Target Fund, the "Funds" and each, a "Fund") and of the information contained in this Combined Prospectus/Information Statement.

**Q. What is this document and why did we send it to you?**

A. This is an Combined Prospectus/Information Statement that provides you with information about a plan of reorganization between the Target Fund and the Survivor Fund. Both the Target Fund and the Survivor Fund are series of the Northern Lights Fund Trust (the "Trust"). The Target Fund and the Survivor Fund are sometimes each referred to separately as a "Fund", and together as the "Funds." The Funds pursue <u>substantially</u> similar investment objectives and similar investment strategies. When the Reorganization is completed, your shares of the Target Fund will be exchanged for shares of the Survivor Fund, and the Target Fund will be terminated as a series of the Trust. Please refer to the Combined Prospectus/Information Statement for a detailed explanation of the Reorganization, and a more complete description of the Survivor Fund.

You are receiving this Combined Prospectus/Information Statement because you own shares of the Target Fund as of August 6, 2018. The Reorganization does not require approval by you or by shareholders of either the Target or Survivor Fund, and you are not being asked to vote.

**Q. Has the Board of Trustees approved the Reorganization?**

A. Yes, the Board of Trustees of the Trust (the "Board") has approved the Reorganization. After careful consideration, the Board, including all of the Trustees who are not "interested persons" of the Funds (as defined in the Investment Company Act of 1940 (the "1940 Act")) (the "Independent Trustees"), determined that the Reorganization is in the best interests of the Target Fund's and Survivor Fund's shareholders and that neither Fund's existing shareholders' interests will be diluted as a result of the Reorganization.

**Q. Why is the Reorganization occurring?**

A. The Board has determined that Target Fund shareholders may benefit from an investment in the Combined Fund in the following ways:

(i) Shareholders of the Target Fund will remain invested in an open-end fund that has greater net assets that is expected to result in future operating efficiencies (e.g., certain fixed costs, such as legal expenses, audit fees, compliance expenses, accounting fees and other expenses, will be spread across a larger asset base, thereby potentially lowering the total expense ratio borne by shareholders of the Combined Fund);

(ii) The Survivor Fund's management fee and expense structure; and

(iii) The historical performance of the Surviving Fund as compared to the Target Fund, and the potential of the Survivor Fund to gather additional assets while shareholders of the Combined Fund benefit from increased economies of scale.

**Q. How will the Reorganization affect me as a shareholder?**

A. Upon the closing of the Reorganization, Target Fund shareholders will become shareholders of the Survivor Fund. With the Reorganization, all of the assets and the liabilities of the Target Fund will be combined with those of the Survivor Fund. You will receive shares of the Survivor Fund equal to the value of the shares you own of the Target Fund. An account will be created for each shareholder that will be credited with shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the shareholder's Target Fund shares at the time of the Reorganization.

The number of shares a shareholder receives (and thus the number of shares allocated to a shareholder) will depend on the relative net asset values per share of the two Funds immediately prior to the Reorganization. Thus, although the aggregate net asset value in a shareholder's account will be the same, a shareholder may receive a greater or lesser number of shares than it currently holds in the Target Fund. No physical share certificates will be issued to shareholders. As a result of the Reorganization, a Target Fund shareholder will hold a smaller percentage of ownership in the Combined Fund than such shareholder held in the Target Fund prior to the Reorganization.

**Q. Why is no shareholder action necessary?**

A. Neither a vote of the shareholders of the Target Fund nor a vote of the shareholders of the Survivor Fund is required to approve the Reorganization under the Delaware Statutory Trust Act or under the Trust's declaration of Trust. Pursuant to an exemption provided under Rule 17a-8 of the 1940 Act, a vote of shareholders of the Target Fund is not required.

**Q. When will the Reorganization occur?**

A. The Reorganization is expected to take effect on or about September 26, 2018, or as soon as possible thereafter (the "Closing Date").

**Q. Who will pay for the Reorganization?**

A. The costs of the Reorganization will be borne by Biondo Investment Advisors, LLC, each Fund's investment adviser. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization are expected to be approximately $25,000.

**Q. Will the Reorganization result in any federal tax liability to me?**

A. The Reorganization will not result in a tax consequence to Target Fund shareholders.

**Q. Can I redeem my shares of the Target Fund before the Reorganization takes place?**

A. Yes. You may redeem your shares, at any time before the Reorganization takes place, as set forth in the Target Fund's prospectus. If you choose to do so, your request will be treated as a normal exchange or redemption of shares. Shares that are held as of Closing Date will be exchanged for shares of the Survivor Fund.

**Q. Will shareholders have to pay any sales load, commission or other similar fee in connection with the Reorganization?**

A. No. Shareholders will not pay any sales load, commission or other similar fee in connection with the Reorganization, and thus Target Fund shareholders will not pay any such fee indirectly.

**Q. Are there differences in front-end sales loads or contingent deferred sales charges?**

A. No. Both the Target Fund and the Survivor Fund have no front-end sales loads and contingent deferred sales charges.

**Q. Whom do I contact for further information?**

A. You can contact your financial adviser for further information. You may also contact the Funds at 1-800-672-9152. You may also visit our website at www.thebiondogroup.com.

**Important additional information about the Reorganization is set forth in the accompanying Combined Prospectus/Information Statement. Please read it carefully.**

**Deleted:** Under

**INFORMATION STATEMENT FOR**
**THE BIONDO GROWTH FUND, A SERIES OF NORTHERN LIGHTS FUND TRUST**

**17605 WRIGHT STREET**
**OMAHA, NEBRASKA 68130**

**PROSPECTUS FOR**
**THE BIONDO FOCUS FUND, A SERIES OF NORTHERN LIGHTS FUND TRUST**

**17605 WRIGHT STREET**
**OMAHA, NEBRASKA 68130**

**DATED SEPTEMBER 10, 2018**

**RELATING TO THE REORGANIZATION OF**

**THE BIONDO GROWTH FUND**

**WITH AND INTO**

**THE BIONDO FOCUS FUND**

**EACH A SERIES OF NORTHERN LIGHTS FUND TRUST**

This Combined Prospectus/Information Statement is furnished to you as a shareholder of The Biondo Growth Fund (the "Target Fund"), a series of Northern Lights Fund Trust., a Delaware statutory trust (the "Trust"). As provided in the Agreement and Plan of Reorganization (the "Plan of Reorganization"), the Target Fund will be reorganized into The Biondo Focus Fund (the "Survivor Fund"), also a series of the Trust (the "Reorganization"). The Target Fund and the Survivor Fund are each referred to herein as a "Fund", and together, the "Funds." The Fund surviving the Reorganization, the Survivor Fund, will be referred to herein as the "Combined Fund." For purposes of this Combined Prospectus/Information Statement, the terms "shareholder," "you" and "your" may refer to the shareholders of the Target Fund.

The Board of Trustees of the Trust (the "Board"), on behalf of each Fund, has approved the Reorganization and has determined that the Reorganization is in the best interests of the Funds and their respective shareholders. The Survivor Fund pursues an investment objective substantially similar to that of the Target Fund, and the investment strategies of the Funds are similar. Please see "Summary—Investment Objectives and Principal Investment Strategies" below.

At the closing of the Reorganization, the Survivor Fund will acquire substantially all of the assets and the liabilities of the Target Fund in exchange for shares of the Survivor Fund. Immediately after receiving the Survivor Fund shares, the Target Fund will distribute these shares to its shareholders in the liquidation of the Target Fund. Target Fund shareholders will receive shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the Target Fund shares they held immediately prior to the Reorganization. After distributing these shares, the Target Fund will be terminated as a series of the Trust. As a result of the Reorganization, a shareholder of the Target Fund will have a smaller percentage of ownership in the Combined Fund than such shareholder's percentage of ownership in the Target Fund prior to the Reorganization.

This Combined Prospectus/Information Statement sets forth concisely the information you should know about the Reorganization of the Target Fund and constitutes an offering of the shares of the Survivor Fund issued in the Reorganization. Please read it carefully and retain it for future reference.

**Deleted:** identical

In addition, the following documents each have been filed with the Securities and Exchange Commission (the "SEC"), and are incorporated herein by reference:

- the Prospectus related to the Target Fund and Survivor Fund, dated May 1, 2018 (File No. 811-21720);

- the Statement of Additional Information related to the Target Fund and Survivor Fund, dated May 1, 2018 (File No. 811-21720);

- the Annual Report to shareholders of the Target Fund and the Survivor Fund for the fiscal year ended December 31, 2017 (File No. 811-21720), which has previously been sent to shareholders of the Target Fund; and

- the Semi-Annual Report to shareholders of the Target Fund and the Survivor Fund for the fiscal period ended June 30, 2018 (File No. 811-21720), which has previously been sent to shareholders of the Target Fund.

The Funds are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), and in accordance therewith, file reports and other information, including proxy materials, with the SEC.

The Funds' Prospectus, Statement of Additional Information and their annual and semi-annual reports, are available upon request and without charge by writing to the Funds at 17605 Wright Street, Omaha, Nebraska 68130 or by calling toll-free at 1-800-672-9152. They are also available, free of charge, at the Funds' website at www.thebiondogroup.com. Information about the Funds can also be reviewed and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. Call 1-202-551-8090 for information on the operation of the public reference room. This information is also accessible via the Edgar database on the SEC's internet site at www.sec.gov and copies may be obtained upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520.

**THIS COMBINED PROSPECTUS/INFORMATION STATEMENT IS EXPECTED TO BE SENT TO SHAREHOLDERS ON OR ABOUT SEPTEMBER 15, 2018. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS COMBINED PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS COMBINED PROSPECTUS/INFORMATION STATEMENT AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS COMBINED PROSPECTUS/INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.**

**WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.**

## TABLE OF CONTENTS

**SUMMARY**

*The following is a summary of certain information contained elsewhere in this Combined Prospectus/Information Statement and is qualified in its entirety by references to the more complete information contained herein. Shareholders should read the entire Combined Prospectus/Information Statement carefully.*

The Trust, organized under the laws of the state of Delaware, is an open-end management investment company registered with the SEC. The Target Fund and Survivor Fund are organized as separate series of the Trust. The investment objective of the Target Fund is to seek capital appreciation. The investment objective of the Target Fund is to seek long-term capital appreciation.

Biondo Investment Advisors, LLC ("Biondo" or "adviser") is the investment adviser for the Funds and will serve as the investment adviser for the Combined Fund. Joseph R. Biondo and Joseph P. Biondo are the portfolio managers for both the Target Fund and the Survivor Fund, and are expected to continue the day-to-day management of the Combined Fund following the Reorganization.

**The Reorganization.**

*The Proposed Reorganization.* The Board, including the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act) (the "Independent Trustees"), on behalf of each of the Target Fund and the Survivor Fund, has approved the Agreement and Plan of Reorganization (the "Plan of Reorganization"). The Plan of Reorganization provides for:

- the transfer of substantially all of the assets and the liabilities of the Target Fund to the Survivor Fund in exchange for shares of the Survivor Fund;

- the distribution of such shares to the Target Fund's shareholders; and

- the termination of the Target Fund as a separate series of the Trust.

If the proposed Reorganization is completed, the Survivor Fund will acquire substantially all of the assets and the liabilities of the Target Fund, and shareholders of the Target Fund will receive shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the Target Fund shares that the shareholders own immediately prior to the Reorganization.

*Background and Reasons for the Proposed Reorganization.* The Reorganization has been proposed because Biondo believes that it is in the best interests of each Fund's shareholders if the Target Fund is merged with the Survivor Fund because (1) the Survivor Fund has a substantially similar investment objective and similar investment strategies as the Target Fund; (2) the Survivor Fund has had better historical performance than the Target Fund; (3) the Survivor Fund has the same management fee as the Target Fund; and (4) the prospects for growth, and for achieving economies of scale, of the combined Target Fund and Survivor Fund.

In approving the Plan of Reorganization, the Board, on behalf of the Target Fund, including the Independent Trustees, determined that the Reorganization is in the best interests of the Target Fund and that the interests of the Target Fund shareholders will not be diluted as a result of the Reorganization. Before reaching this conclusion, the Board engaged in a thorough review process relating to the proposed Reorganization. The Board approved the Reorganization at a meeting held on June 26-27, 2018.

The factors considered by the Board with regard to the Reorganization include, but are not limited to, the following:

- After the Reorganization, shareholders will be invested in a Combined Fund with a substantially similar investment objective and similar principal investment strategies;

- The same Biondo portfolio managers that currently manage each Fund will manage the Combined Fund following the closing of the Reorganization;

- The historical performance of the Target Fund and the Survivor Fund, and the fact that the Survivor Fund has outperformed the Target Fund for the one-year, five-year and since inception periods ended December 31, 2017 and March 31, 2018;

- Each Fund has a management fee of 1.00% of the Fund's average daily net assets;

- The Combined Fund resulting from the completion of the Reorganization may achieve certain operating efficiencies in the future from its larger net asset size;

- The Combined Fund, as a result of economies of scale, may have a future lower ratio of expenses to average net assets than that of the Target Fund prior to the Reorganization;

- The Reorganization is not expected to result in any tax consequence to shareholders;

- The Funds and their shareholders will not bear any of the costs of the Reorganization; and

- The Target Fund shareholders will receive Survivor Fund shares with the same aggregate net asset value as their Target Fund shares.

The Board, including all of the Independent Trustees, concluded, based upon the factors and determinations summarized above, that completion of the Reorganization is advisable and in the best interests of the shareholders of each Fund, and that the interests of the shareholders of each Fund will not be diluted as a result of the Reorganization. The determinations on behalf of each Fund were made on the basis of each Board member's business judgment after consideration of all of the factors taken as a whole, though individual Board members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

Neither a vote of the shareholders of the Target Fund nor a vote of the shareholders of the Survivor Fund is required to approve the Reorganization under the Delaware Statutory Trust Act or under the Trust's declaration of trust.

In addition, under Rule 17a-8 under the 1940 Act, a vote of the shareholders of the Target Fund is not required if as a result of the Reorganization: (i) there is no policy of the Target Fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities that is materially different from a policy of the Survivor Fund; (ii) the Survivor Fund's advisory contract is not materially different from that of the Target Fund; (iii) the Independent Trustees of the Target Fund who were elected by its shareholders will comprise a majority of the Independent Trustees of the Board overseeing the Survivor Fund; and (iv) after the Reorganization, the Survivor Fund will not be authorized to pay fees under a 12b-1 plan that are greater than fees authorized to be paid by the Target Fund under such a plan. The Reorganization meets all of these conditions, and, therefore, a vote of shareholders is not required under the 1940 Act.

**Investment Objectives and Principal Investment Strategies**

The Funds have similar investment objectives and similar investment strategies. The Combined Fund's investment objective and principal investment strategies will be those of the Survivor Fund. See "Comparison of the Target Fund and the Survivor Fund — Comparison of Investment Objectives and Principal Investment Strategies" below.

The Target Fund's investment objective is capital appreciation. The Survivor Fund's investment objective is to seek long-term capital appreciation.

The Target Fund's adviser seeks to achieve the Target Fund's investment objective by investing primarily in a diversified portfolio of equity securities of companies that the adviser believes have above-average future growth potential relative to their peers. The Target Fund will invest in companies of all sizes traded on any stock exchange in the United States ("Universe"). The Universe is not limited by market capitalization or industry segmentation, but may include large-, mid-, small- and micro- cap sectors. The Target Fund may, from time to time, invest in fixed income securities to preserve capital while seeking yield or if the adviser believes the equity markets are over-valued. Fixed income securities will primarily consist of government and corporate bonds that are above investment grade. The Target Fund may invest in other investment companies including exchange-traded funds ("ETFs") and, occasionally, open-end mutual funds and closed-end funds (together with ETFs, the "Underlying Funds"). The adviser will invest in Underlying Funds when it wishes the Fund to have representation in a certain sector or region but cannot uncover an individual company that meets its investment criteria.

The Target Fund's adviser selects equity securities based on fundamental, bottom up research. These equity securities consist of common stocks and securities having the characteristics of common stocks that are issued by companies with consistent records of financial performance and strong management teams. Other factors that influence investment decisions include economic and technical analysis. The Fund will invest primarily in domestic companies, but also may invest in securities of foreign issuers.

The Target Fund's adviser looks for some of the following characteristics in a company:

- Quality management with direct ownership
- Market leadership
- Strong investment in research & development
- High barriers to entry, including patents, distribution systems, etc.
- New product innovation
- Recurring revenues from disposable products or demand
- Consistent record of financial performance
- Above average expected growth rates in revenues and earnings
- Superior corporate governance
- Attractive valuation

The Survivor Fund's adviser seeks to achieve the Survivor Fund's investment objective by investing primarily in a combination of long and short positions in (1) common stock of U.S. companies of any capitalization; (2) American depositary receipts ("ADRs") representing common stock of foreign companies; (3) investment grade fixed income securities; (4) ETFs that invest primarily in (i) common stocks of U.S. companies, (ii) ADRs or (iii) investment grade fixed income securities; and (5) options on common stock, ADRs and ETFs. The Survivor Fund defines investment grade fixed income securities as those rated Baa3 or higher by Moody's, or BBB- or higher by S&P, or if not rated, determined by the adviser to be of comparable quality.

The Survivor Fund's adviser anticipates focusing, from time to time, more than 25% of the Fund's portfolio in the securities of companies in one or more of the following sectors: (1) technology, (2) financial services and (3) healthcare. The adviser defines technology companies as those principally engaged in research, development or manufacturing of computer related products including hardware, software and computer services; communications related products and services including telephony, satellite or wireless communications; manufacturing related products that rely upon scientific innovation. The adviser defines financial service companies as those principally engaged in commercial or retail banking, specialty finance, brokerage, investment banking, investment management or insurance. The adviser defines healthcare companies as those principally engaged in the discovery, development, manufacture or delivery of biotechnology, medical devices, pharmaceuticals, health care supplies. The adviser selects securities based on fundamental, bottom-up research. For the Survivor Fund, the adviser looks for some or all of the following characteristics in a company:

- Exceptional growth prospects
- Quality management
- Niche business segment
- High barriers to entry

The Target Fund will typically have 20-40 equity investments at any time; however, from time to time, there may be more or less than this range. The Survivor Fund will typically have fewer than 30 investments at any time.

Both the Target Fund and the Survivor Fund are non-diversified, which means that each can invest a greater percentage of its assets in any one issuer than a diversified fund. In general, the adviser buys securities that it believes are undervalued and sells a security if its price target is achieved, if the fundamentals have deteriorated or if, in the opinion of the adviser, the security is no longer attractive for investment purposes. The adviser sells short securities that it believes are overvalued or to hedge Target Fund or Survivor Fund investments and buys back (covers) these securities if their price target is achieved or the adviser believes the security is no longer attractive for short-sale investment purposes. The Survivor Fund's adviser may engage in active and frequent trading of the Survivor Fund's portfolio securities to achieve the Survivor Fund's investment objective.

Both the Target Fund and Survivor Fund may also employ leverage, including bank borrowing of up to 33% of each Fund's assets (defined as net assets plus borrowing for investment purposes). The Survivor Fund may also short sell securities that the adviser believes are overvalued or as a means of hedging all or a portion of the Survivor Fund's portfolio. The Survivor Fund may also engage in covered call writing against its portfolio of common stocks, ADRs or ETFs. Additionally, the Survivor Fund may purchase call options as a temporary substitute for common stocks, ADRs or ETFs.

For information on risks, see "Comparison of the Target Fund and Survivor Fund — Risks of the Funds", below. The fundamental investment policies applicable to each Fund are identical.

**Fees and Expenses**

As an investor, shareholders pay fees and expenses to buy and hold shares of the Fund. Shareholders may pay shareholder fees directly when they buy or sell shares. Shareholders pay annual fund operating expenses indirectly because they are deducted from Fund assets.

The following tables allow you to compare the shareholder fees and annual fund operating expenses as a percentage of the aggregate daily net assets of each Fund that you may pay for buying and holding shares of the Fund. The pro forma columns show expenses of the Combined Fund as if the Reorganization had occurred on the last day of the Fund's fiscal year ended December 31, 2017, except for the management fee, which has been restated. The management fee for the Target Fund is currently 1.00% of the Fund's average daily net assets, which is the same as that of the Survivor Fund as a result of the adviser's agreement to reduce its management fee for the Survivor Fund from 1.50% to 1.00% as of June 1, 2018. Each Fund's share classes have the same Distribution and/or Service (12b-1) Fees. The Other Expenses for the Target Fund are higher than the estimated Other Expenses of the Survivor Fund, after the merger. Overall, the total gross operating expense ratios for Investor Class shares of the Target Fund is slightly higher than those of the Investor Class shares of the Survivor Fund, after the merger. The total net operating expense ratio for the Investor Class shares of the Target Fund is the same as those of the Investor Class shares of the Survivor Fund, after the merger

**Moved down [2]:** **Principal Investment Risks¶**

¶

Because of their similar investment strategies, the primary risks associated with an investment in the Survivor Fund are similar to those associated with an investment in the Target Fund. Primary investment risks for both Funds include derivatives risk, equity/stock market risk, fixed income risk, foreign investment risk, issuer-specific risk, management risk, sector risk, short sale risk and small and medium capitalization stock risk. ¶

¶

Except as otherwise noted, the following risks apply to each of the Fund's direct investment in securities and derivatives. ¶

¶

***Derivatives Risk.*** Even a small investment in derivatives (which include options on common stocks, ADRs and ETFs) may give rise to leverage risk, and can have a significant impact on the Fund's performance. Derivatives are also subject to credit risk and liquidity risk. ¶

¶

***ETF Risk.*** ETFs are subject to investment advisory fees and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. Each ETF is subject to specific risks, depending on its investments. ¶

¶

***Equity/Stock Market Risk.*** The net asset value of the Fund will fluctuate based on changes in the value of the equity securities held by the Fund or Underlying Funds that invest in U.S. and/or foreign equity securities. Equity prices can fall rapidly in response to developments affecting a specific company, sector or industry, or to changing economic, political or market conditions. ¶

¶

***Fixed Income Risk.*** When the Fund invests in fixed income securities directly or indirectly by investing in mutual funds that invest primarily in fixed income securities, the value of the Fund will fluctuate with changes in interest rates. Defaults by fixed income issuers in which the Fund invests will also harm performance. ¶

¶

***Foreign Investment Risk.*** Foreign investing, including through ADRs, involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. ¶

¶

***Issuer-Specific Risk.*** The value of a specific security can be more volatile than the market as a whole and may perform worse than the market as a whole. ¶

¶

***Leveraging Risk.*** The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund's gains or losses. ¶

¶

***Management Risk.*** The adviser's judgments about the potential appreciation of a particular security or instrument in which the Fund invests may prove to be incorrect. ¶

¶

***Non-Diversification Risk.*** The Fund has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer. ¶

¶

***Prepayment Risk (Target Fund only).*** Certain types of debt securities, such as mortgage-backed securities, have yield and maturity characteristics corresponding to underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due,

**Deleted:** those

**Deleted:** each of the share classes

**Deleted:** are

7

The Annual Fund Operating Expenses table and Example tables shown below are based on actual expenses incurred during each Fund's fiscal year ended December 31, 2017. Please keep in mind that, as a result of changing market conditions, total asset levels, and other factors, expenses at any time during the current fiscal year may be significantly different from those shown.

**Shareholder Fees**(fees paid directly from your investment):

| | Target Fund Investor Class shares | Survivor Fund Investor Class shares | *Pro Forma* Combined Fund Investor Class shares |
|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price) | 0.00% | 0.00% | 0.00% |
| Maximum Deferred Sales Charge (Load) (as a % of the lower of original purchase price) | 0.00% | 0.00% | 0.00% |

**Annual Fund Operating Expenses** (expenses that you pay each year as a percentage of the value of your investment):

| | Target Fund Investor Class shares | Survivor Fund Investor Class shares | *Pro Forma* Combined Fund Investor Class shares |
|---|---|---|---|
| Management Fees [(1)] | 1.00% | 1.00% | 1.00% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 0.25% | 0.25% |
| Other expenses | 0.63%[(1)] | 1.00%[(1)] | 0.42% |
| Interest Expense | 0.00% | 0.30% | 0.00% |
| Remaining Other Expenses | 0.63% | 0.70% | 0.42% |
| Acquired Fund Fees and Expenses[(2)] | 0.01% | 0.01% | 0.01% |
| Total Annual Fund Operating Expenses | 1.89% | 2.26% | 1.68% |
| Fee Waiver[(3)] | (0.38)% | (0.45)% | (0.17)% |
| Total Annual Fund Operating Expenses After Fee Waiver | 1.51% | 1.81% | 1.51% |

(1) On June 1, 2018, the Adviser agreed to reduce its contractual management fee for the Survivor Fund to 1.00% from 1.50% of average daily net assets pursuant to an amendment to the Investor Advisory Agreement with the Trust, on behalf of the Funds. Expense information in the table has been restated to reflect current fees.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(3) The Target Fund's adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until April 30, 2019, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser)) will not exceed 1.50% of average daily net assets attributable to the Investor Class for the Target Fund. These fee waivers and expense reimbursements are subject to possible recoupment from either Fund in future years on a rolling three year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits at the time of waiver and recoupment. This agreement may be terminated only by the Board of Trustees, on 60 days' written notice to the adviser.

(4) The Survivor Fund's adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until April 30, 2020, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser)) will not exceed 1.50% of average daily net assets attributable to the Investor Class of the Survivor Fund. These fee waivers and expense reimbursements are subject to possible recoupment from the Survivor Fund in future years on a rolling three year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits at the time of waiver and recoupment . This agreement may be terminated only by the Board of Trustees, on 60 days' written notice to the adviser.

**EXAMPLES**



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**Moved up [1]:** The Survivor Fund's adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until April 30, 2020, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes, and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the adviser)) will not exceed 1.50% of average daily net assets attributable to the Investor Class of the Survivor Fund. These fee waivers and expense reimbursements are subject to possible recoupment from the Survivor Fund in future years on a rolling three year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits. This agreement may be terminated only by the Board of Trustees, on 60 days' written notice to the adviser.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example further assumes that the expense limitation described in the footnotes to the fee table is in effect only until the end of the 1-year period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

| Investor Class | 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|---|
| **Target Fund** | $154 | $557 | $986 | $2,181 |
| **Survivor Fund** | $184 | $663 | $1,169 | $2,560 |
| ***Pro Forma* - Combined Fund** | $154 | $513 | $897 | $1,973 |

**Portfolio Turnover**

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the examples, affect the Fund's performance. During the most recent fiscal year, the Target Fund's portfolio turnover rate was 24% of the average value of its portfolio, and the Survivor Fund's portfolio turnover rate was 48% of the average value of its portfolio.

**Federal Tax Consequences**

It is expected that the Reorganization itself will be a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, no gain or loss is expected to be recognized by the Funds as a direct result of the Reorganization.

**Purchase, Exchange, Redemption, Transfer and Valuation of Shares**

The policies of the Target Fund and the Survivor Fund regarding the purchase, redemption, exchange, transfer and valuation of shares are identical. Please see "Comparison of the Target Fund and Survivor Fund—Distribution and Shareholder Servicing Arrangements" and "Purchase, Redemption and Valuation of Shares" below for information regarding the purchase, redemption and valuation of shares.

**Principal Investment Risks**

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Because of their similar investment strategies, the primary risks associated with an investment in the Survivor Fund are similar to those associated with an investment in the Target Fund. Primary investment risks for both Funds include derivatives risk, equity/stock market risk, fixed income risk, foreign investment risk, issuer-specific risk, management risk, sector risk, short sale risk and small and medium capitalization stock risk.

Except as otherwise noted, the following risks apply to each of the Fund's direct investment in securities and derivatives.

***Derivatives Risk.*** Even a small investment in derivatives (which include options on common stocks, ADRs and ETFs) may give rise to leverage risk, and can have a significant impact on the Fund's performance. Derivatives are also subject to credit risk and liquidity risk.

***ETF Risk.*** ETFs are subject to investment advisory fees and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. Each ETF is subject to specific risks, depending on its investments.

***Equity/Stock Market Risk.*** The net asset value of the Fund will fluctuate based on changes in the value of the equity securities held by the Fund or Underlying Funds that invest in U.S. and/or foreign equity securities. Equity prices can fall rapidly in response to developments affecting a specific company, sector or industry, or to changing economic, political or market conditions.

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9

***Fixed Income Risk.***  When the Fund invests in fixed income securities directly or indirectly by investing in mutual funds that invest primarily in fixed income securities, the value of the Fund will fluctuate with changes in interest rates.  Defaults by fixed income issuers in which the Fund invests will also harm performance.

***Foreign Investment Risk.***  Foreign investing, including through ADRs, involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards.

***Issuer-Specific Risk.***  The value of a specific security can be more volatile than the market as a whole and may perform worse than the market as a whole.

***Leveraging Risk.***  The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund's gains or losses.

***Management Risk.***  The adviser's judgments about the potential appreciation of a particular security or instrument in which the Fund invests may prove to be incorrect.

***Non-Diversification Risk.***  The Fund has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

***Prepayment Risk (Target Fund only).***  Certain types of debt securities, such as mortgage-backed securities, have yield and maturity characteristics corresponding to underlying assets.  Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain mortgage-backed securities may include both interest and a partial payment of principal.  Besides the scheduled repayment of principal, payments of principal may result from the voluntary prepayment, refinancing, or foreclosure of the underlying mortgage loans.

***Sector Risk.***  The value of securities from a specific sector can be more volatile than the market as a whole and may be subject to economic or regulatory risks different than the economy as a whole.  The technology sector may be subject to rapid obsolescence, the financial services sector may be subject to unfavorable changes in government regulation or funding costs, and the healthcare sector may be subject to expiration of patent rights and unfavorable changes in government regulation.

***Short Sale Risk.***  Positions in shorted securities are often speculative and riskier than "long" positions (purchases).  Unlike long positions, losses on short positions are potentially unlimited.

***Small and Medium Capitalization Stock Risk.***  Stocks of small and medium capitalization companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

***Underlying Funds Risk (Target Fund only).***  ETFs, mutual funds and closed-end funds are subject to investment advisory fees and other expenses, which will be indirectly paid by the Fund.  As a result, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs, mutual funds and closed-end funds and may be higher than other mutual funds that invest directly in stocks and bonds.  The ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track and the market value of ETF and closed-end fund shares may differ from their net asset value.  Underlying Funds are subject to specific risks, depending on the nature of the fund.

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**COMPARISON OF THE TARGET FUND AND SURVIVOR FUND**

**Investment Objectives and Principal Investment Strategies**

*Target Fund*.  The Fund's adviser seeks to achieve the Fund's investment objective by investing primarily in a diversified portfolio of equity securities of companies that the adviser believes have above-average future growth potential relative to their peers.  The Fund will invest in companies of all sizes traded on any stock exchange in the United States ("Universe").  The Universe is not limited by market capitalization or industry segmentation, but may include large-, mid-, small- and micro- cap sectors.  The Fund may, from time to time, invest in fixed income securities to preserve capital while seeking yield or if the adviser believes the equity markets are over-valued.  Fixed income securities will primarily consist of government and corporate bonds that are above investment grade.  The Fund may invest in other investment companies including exchange-traded funds ("ETFs") and, occasionally, open-end mutual funds and closed-end funds (together with ETFs, the "Underlying Funds").  The adviser will invest in Underlying Funds when it wishes the Fund to have representation in a certain sector or region but cannot uncover an individual company that meets its investment criteria.  The Fund may also employ leverage, including bank borrowing, of up to 33% of the Fund's assets (defined as net assets plus borrowing) for investment purposes.

The adviser selects equity securities based on fundamental, bottom up research.  These equity securities consist of common stocks and securities having the characteristics of common stocks that are issued by companies with consistent records of financial performance and strong management teams.  Other factors that influence investment decisions include economic and technical analysis.  The Fund will invest primarily in domestic companies, but also may invest in securities of foreign issuers.

The Fund will typically have 20-40 equity investments at any time; however, from time to time, there may be more or less than this range.  The adviser looks for some of the following characteristics in a company:

- Quality management with direct ownership
- Market leadership
- Strong investment in research & development
- High barriers to entry, including patents, distribution systems, etc.
- New product innovation
- Recurring revenues from disposable products or demand
- Consistent record of financial performance
- Above average expected growth rates in revenues and earnings
- Superior corporate governance
- Attractive valuation

The adviser generally looks at a three-year investment horizon when initially committing to an equity position and then re-evaluates constantly, which can either shorten or lengthen the time horizon.  This investment philosophy is geared towards companies that will be able to grow earnings and revenues for long-term stock appreciation.  The adviser attempts to control risk by overall asset allocation, industry diversification and by conducting valuation analysis to avoid overpayment for a security.  If the adviser believes the overall market is overvalued, it has the discretion to move a portion of the Fund's assets into fixed income securities, in order to take a more defensive position.  The adviser seeks to diversify across different industries in order to minimize industry specific risk.  The adviser conducts valuation analysis on a specific security basis.  The adviser conducts an in-depth valuation analysis in order to determine what the fair value of a company is.  This includes, but is not limited to, price-to-earnings ratio analysis and discounted cash-flow analysis. When conducting price-to-earnings ratio analysis, the adviser compares a specific company to its peers, to the market in general, and to its own historical valuation.  The adviser seeks to assign a value to a specific security and to purchase those securities that have the most attractive disparities between current price and the adviser's projected price.  In general, the adviser buys securities that it believes are undervalued and sells a security if its price target is achieved, if the fundamentals have deteriorated or if, in the opinion of the advisor, the security is no longer attractive for investment purposes.  The adviser sells short securities that it believes are overvalued or to hedge Fund investments and buys back (covers) these securities if their price target is achieved or the advisor believes the security is no longer attractive for short-sale investment purposes.

Although equity securities of U.S. issuers are the Fund's primary investments, the Fund may invest in the types of securities and employ the types of investment strategies described below. For a more complete description of these and other investments and techniques, see the Fund's Statement of Additional Information ("SAI"). Additional information about these investments and the special risk factors that apply to them can be found under the title "Types of Investments" and in the SAI.

Depositary Receipts: The Fund may invest in sponsored and unsponsored American Depositary Receipts ("ADRs"), which are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs, in registered form, are designed for use in U.S. securities markets. Unsponsored ADRs may be created without the participation of the foreign issuer. Holders of these ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depositary of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights.

Fixed Income Securities: The Fund may also invest in fixed income or debt securities. The Fund may invest up to 20% of its total assets, measured at the time of investment, in fixed-income or debt securities with a quality of investment grade.

Other Investment Companies: The Fund also may invest in other investment companies, such as open-end investment companies (commonly known as "mutual funds"), closed-end investment companies ("closed end funds") and ETFs, that are not affiliated with the Trust. The adviser selects specific Underlying Funds for investment as part of a strategy to gain exposure to certain segments of the market. The adviser will consider the Underlying Funds' investment goals and strategies, their investment advisers and portfolio managers, and their past performance (absolute, relative and risk-adjusted). The adviser also will consider other factors in the selection of Underlying Funds, such as fund size, liquidity, expense ratio, quality of shareholder service, reputation and tenure of portfolio manager, relative performance of the portfolio manager, general composition of its investment portfolio and current and expected portfolio holdings. Some of the underlying funds in which the Fund invests may not share the same investment objectives and investment limitations as the Fund. Under normal market conditions, investing in Underlying Funds will not be a principal part of the Fund's strategy.

Derivatives: The Fund may use derivative instruments, including futures, options, forward contracts and swaps. Derivative instruments are financial contracts, the value of which is based on an underlying security, a currency exchange rate, an interest rate or market index. Futures contracts and forward contracts commit the parties to a transaction at a time in the future at a price determined when the transaction is initiated. Futures contracts differ from forward contracts in that they are traded through regulated exchanges and are "marked to market" daily. Options differ from forward and futures contracts in that the buyer of the option has no obligation to perform under the contract. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on particular predetermined investments or instruments. Derivatives involve special risks, which are discussed below under Principal Risks.

Options: The Fund may write (i.e., sell) covered call options on securities that it owns. A call option is a contract that provides the holder or buyer of the option the right (not the obligation) to purchase the underlying securities from the Fund at a fixed price. A call option is covered if the Fund (a) owns the underlying security that is subject to the call; or (b) has an absolute or immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held in its portfolio. Premiums received on the sale of such options (without regard to whether or not the option is exercised) are expected to enhance the income of the Fund beyond what would be realized on the underlying securities alone.

Net gains from the Fund's option strategy generally will be short-term capital gains which, for federal income tax purposes, will constitute investment company taxable income that, to the extent distributed, will be taxable to shareholders at rates applicable to ordinary income, rather than at lower rates that are applicable to long-term capital gains and certain qualifying dividends.

In addition, the Fund may purchase call options that are not "covered" to gain exposure to the underlying securities or securities indexes and may purchase put options on securities or securities indexes to hedge against potential declines in the market.

The Fund will typically sell an equity security when a call option is exercised or the fundamental reason that the security was purchased no longer exists. Securities may also be sold when the adviser believes the security has reached its appreciation potential, or when a company's fundamentals are deteriorating.

*Survivor Fund*. The Fund's adviser seeks to achieve the Fund's investment objective by investing primarily in a combination of long and short positions in (1) common stock of U.S. companies of any capitalization; (2) ADRs representing common stock of foreign companies; (3) investment grade fixed income securities; (4) ETFs that invest primarily in (i) common stocks of U.S. companies, (ii) ADRs or (iii) investment grade fixed income securities; and (5) options on common stock, ADRs and ETFs. The Fund defines investment grade fixed income securities as those rated Baa3 or higher by Moody's, or BBB- or higher by S&P, or if not rated, determined by the adviser to be of comparable quality.

The Fund's adviser anticipates focusing, from time to time, more than 25% of the Fund's portfolio in the securities of companies in one or more of the following sectors: (1) technology, (2) financial services and (3) healthcare. The adviser defines technology companies as those principally engaged in research, development or manufacturing of computer related products including hardware, software and computer services; communications related products and services including telephony, satellite or wireless communications; manufacturing related products that rely upon scientific innovation. The adviser defines financial service companies as those principally engaged in commercial or retail banking, specialty finance, brokerage, investment banking, investment management or insurance. The adviser defines healthcare companies as those principally engaged in the discovery, development, manufacture or delivery of biotechnology, medical devices, pharmaceuticals, health care supplies.

The adviser selects equity securities based on fundamental, bottom-up research. The adviser looks for some or all of the following characteristics in a company:

- Quality management with direct ownership
- Market leadership
- Strong investment in research & development
- High barriers to entry, including patents, distribution systems, etc.
- New product innovation
- Recurring revenues from disposable products or demand
- Consistent record of financial performance
- Above average expected growth rates in revenues and earnings
- Superior corporate governance
- Attractive valuation

The Fund may, from time to time, invest in fixed income securities that it believes have the potential for capital appreciation while providing interest income or if the adviser believes the equity markets are over-valued. Fixed income securities will primarily consist of government and corporate bonds that are above investment grade. The Fund may invest in ETFs when the adviser wishes the Fund to have representation in a certain sector or region but cannot uncover an individual company that meets its investment criteria.

The Fund may also employ leverage, including bank borrowing of up to 33% of the Fund's assets (defined as net assets plus borrowing for investment purposes). The Fund may also short sell securities that the adviser believes are overvalued or as a means of hedging all or a portion of the Fund's portfolio. The Fund may also engage in covered call writing against its portfolio of common stocks, ADRs or ETFs. Additionally, the Fund may purchase call options as a temporary substitute for common stocks, ADRs or ETFs. Call options give the holder the right but not the obligation to purchase a common stock or other security at a fixed price during or at the end of a set time period.

The Fund is non-diversified, which means that it can invest a greater percentage of its assets in any one issuer than a diversified fund. The Fund will typically have fewer than 30 investments at any time. In general, the adviser buys securities that it believes are undervalued and sells a security if its price target is achieved, if the fundamentals have deteriorated or if, in the opinion of the adviser, the security is no longer attractive for investment purposes. The adviser sells short securities that it believes are overvalued or to hedge Fund investments and buys back (covers) these securities if their price target is achieved or the adviser believes the security is no longer attractive for short-sale investment purposes. The Fund's adviser may engage in active and frequent trading of the Fund's portfolio securities to achieve the Fund's investment objective.

**Formatted:** Justified

**Deleted:** ¶

*Combined Fund*. The Combined Fund's investment objective and principal investment strategies will be those of the Survivor Fund.

**Comparison of Investment Objectives and Principal Investment Strategies**

The Funds' investment objectives are substantially similar and their principal investment strategies are similar. The investment objective of the Target Fund is to seek capital appreciation. The investment objective of the Survivor Fund is to seek long-term capital appreciation. The investment objective for the Survivor Fund is stated differently because it seeks capital appreciation over longer-term time horizons, compared to the Target Fund.

Both the Target Fund and the Survivor Fund invest in a combination of equity and fixed income securities to achieve their respective investment objectives. The Target Fund will typically have 20-40 equity investments at any time; however, from time to time, there may be more or less than this range. The Survivor Fund will typically have fewer than 30 investments at any time. Historically, the Survivor Fund has generally been invested in fewer issuers than the Target Fund has. With respect to the Survivor Fund, the Fund's adviser anticipates focusing, from time to time, more than 25% of the Fund's portfolio in the securities of companies in one or more of the following sectors: (1) technology, (2) financial services and (3) healthcare. The Target Fund does not have a stated percentage allocation to any one sector. Both the Target Fund and the Survivor Fund are non-diversified and may also employ leverage, including bank borrowing, of up to 33% of the applicable Fund's assets (defined as net assets plus borrowing) for investment purposes.

The table below compares the investment objectives and principal investment strategies of the two Funds:

| **Target Fund** | **Survivor Fund** |
|---|---|
| Principal Investment Objective | Principal Investment Objective |
| The Fund's investment objective is capital appreciation. | The Fund seeks long-term capital appreciation. |
| Principal Investment Strategies | Principal Investment Strategies |
| The Fund's adviser seeks to achieve the Fund's investment objective by investing primarily in a diversified portfolio of equity securities of companies that the adviser believes have above-average future growth potential relative to their peers. The Fund will invest in companies of all sizes traded on any stock exchange in the United States ("Universe"). The Universe is not limited by market capitalization or industry segmentation, but may include large-, mid-, small- and micro- cap sectors. | The Fund's adviser seeks to achieve the Fund's investment objective by investing primarily in a combination of long and short positions in (1) common stock of U.S. companies; (2) ADRs representing common stock of foreign companies; (3) fixed income securities of investment grade quality; (4) ETFs that invest primarily in (i) common stocks of U.S. companies, (ii) ADRs or (iii) investment grade fixed income securities; and (5) options on common stock, ADRs and ETFs. The Fund defines investment grade fixed income securities as those rated Baa3 or higher by Moody's, or BBB- or higher by S&P, or if not rated, determined by the adviser to be of comparable quality. |
| The Fund may, from time to time, invest in fixed income securities to preserve capital while seeking yield or if the adviser believes the equity markets are over-valued. Fixed income securities will primarily consist of government and corporate bonds that are above investment grade. | The Fund may, from time to time, invest in fixed income securities that it believes have the potential for capital appreciation while providing interest income or if the adviser believes the equity markets are over-valued. Fixed income securities will primarily consist of government and corporate bonds that are above investment grade. |
| The Fund may invest in other investment companies including ETFs and, occasionally, open-end mutual funds and closed-end funds (together with ETFs, the "Underlying Funds"). The adviser will invest in Underlying Funds when it wishes the Fund to have representation in a certain sector or region but cannot uncover an individual company that meets its investment criteria. | The Fund may invest in ETFs when the adviser wishes the Fund to have representation in a certain sector or region but cannot uncover an individual company that meets its investment criteria. |

| | |
|---|---|
| No comparable strategy. | The Fund's adviser anticipates focusing, from time to time, more than 25% of the Fund's portfolio in the securities of companies in one or more of the following sectors: (1) technology, (2) financial services and (3) healthcare. The adviser defines technology companies as those principally engaged in research, development or manufacturing of computer related products including hardware, software and computer services; communications related products and services including telephony, satellite or wireless communications; manufacturing related products that rely upon scientific innovation. The adviser defines financial service companies as those principally engaged in commercial or retail banking, specialty finance, brokerage, investment banking, investment management or insurance. The adviser defines healthcare companies as those principally engaged in the discovery, development, manufacture or delivery of biotechnology, medical devices, pharmaceuticals, health care supplies. |
| The adviser selects equity securities based on fundamental, bottom up research. These equity securities consist of common stocks and securities having the characteristics of common stocks that are issued by companies with consistent records of financial performance and strong management teams. Other factors that influence investment decisions include economic and technical analysis. The Fund will invest primarily in domestic companies, but also may invest in securities of foreign issuers. | The adviser selects equity securities based on fundamental, bottom-up research. These equity securities consist of common stocks and securities having the characteristics of common stocks that are issued by companies with consistent records of financial performance and strong management teams. Other factors that influence investment decisions include economic and technical analysis. The Fund will invest in domestic companies, but also may invest in securities of foreign issuers. |
| The adviser generally looks at a three-year investment horizon when initially committing to an equity position and then re-evaluates constantly, which can either shorten or lengthen the time horizon. This investment philosophy is geared towards companies that will be able to grow earnings and revenues for long-term stock appreciation. The adviser attempts to control risk by overall asset allocation, industry diversification and by conducting valuation analysis to avoid overpayment for a security. If the adviser believes the overall market is overvalued, it has the discretion to move a portion of the Fund's assets into fixed income securities, in order to take a more defensive position. The adviser seeks to diversify across different industries in order to minimize industry specific risk. The adviser conducts valuation analysis on a specific security basis. The adviser conducts an in-depth valuation analysis in order to determine what the fair value of a company is. This includes, but is not limited to, price-to-earnings ratio analysis and discounted cash-flow analysis. When conducting price-to-earnings ratio analysis, the adviser compares a specific company to its peers, to the market in general, and to its own historical valuation. The adviser seeks to assign a value to a specific security and to purchase those securities that have the most attractive disparities between current price and the adviser's projected price. | No comparable strategy. |

| | |
|---|---|
| The Fund will typically have 20-40 equity investments at any time; however, from time to time, there may be more or less than this range. | The Fund will typically have fewer than 30 investments at any time. |

The adviser looks for some of the following characteristics in a company:
- Quality management with direct ownership
- Market leadership
- Strong investment in research & development
- High barriers to entry, including patents, distribution systems, etc.
- New product innovation
- Recurring revenues from disposable products or demand
- Consistent record of financial performance
- Above average expected growth rates in revenues and earnings
- Superior corporate governance
- Attractive valuation

| | |
|---|---|
| The Fund may also employ leverage, including bank borrowing, of up to 33% of the Fund's assets (defined as net assets plus borrowing) for investment purposes. | The Fund may also employ leverage including bank borrowing of up to 33% of the Fund's assets (defined as net assets plus borrowing for investment purposes). |
| The Fund sells short securities that the adviser believes are overvalued or to hedge Fund investments and buys back (covers) these securities if their price target is achieved or the advisor believes the security is no longer attractive for short-sale investment purposes. | The Fund may also short sell securities that the adviser believes are overvalued or as a means of hedging all or a portion of the Fund's portfolio. The Fund may also engage in covered call writing against its portfolio of common stocks, ADRs or ETFs. Additionally, the Fund may purchase call options as a temporary substitute for common stocks, ADRs or ETFs. Call options give the holder the right but not the obligation to purchase a common stock or other security at a fixed price during or at the end of a set time period. |
| Although equity securities of U.S. issuers are the Fund's primary investments, the Fund may invest in the types of securities and employ the types of investment strategies described below. For a more complete description of these and other investments and techniques, see the Fund's Statement of Additional Information ("SAI"). Additional information about these investments and the special risk factors that apply to them can be found under the title "Types of Investments" and in the SAI.<br><br>    Depositary Receipts: The Fund may invest in sponsored and unsponsored ADRs, which are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs, in registered form, are designed for use in U.S. securities markets. Unsponsored ADRs may be created without the participation of the foreign issuer. Holders of these ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depositary of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign | No comparable strategy. |

issuer or to pass through voting rights.

Fixed Income Securities: The Fund may also invest in fixed income or debt securities. The Fund may invest up to 20% of its total assets, measured at the time of investment, in fixed-income or debt securities with a quality of investment grade.

Other Investment Companies: The Fund also may invest in other investment companies, such as open-end investment companies (commonly known as "mutual funds"), closed-end investment companies ("closed end funds") and ETFs, that are not affiliated with the Trust. The adviser selects specific Underlying Funds for investment as part of a strategy to gain exposure to certain segments of the market. The adviser will consider the Underlying Funds' investment goals and strategies, their investment advisers and portfolio managers, and their past performance (absolute, relative and risk-adjusted). The adviser also will consider other factors in the selection of Underlying Funds, such as fund size, liquidity, expense ratio, quality of shareholder service, reputation and tenure of portfolio manager, relative performance of the portfolio manager, general composition of its investment portfolio and current and expected portfolio holdings. Some of the underlying funds in which the Fund invests may not share the same investment objectives and investment limitations as the Fund. Under normal market conditions, investing in Underlying Funds will not be a principal part of the Fund's strategy.

Derivatives: The Fund may use derivative instruments, including futures, options, forward contracts and swaps. Derivative instruments are financial contracts, the value of which is based on an underlying security, a currency exchange rate, an interest rate or market index. Futures contracts and forward contracts commit the parties to a transaction at a time in the future at a price determined when the transaction is initiated. Futures contracts differ from forward contracts in that they are traded through regulated exchanges and are "marked to market" daily. Options differ from forward and futures contracts in that the buyer of the option has no obligation to perform under the contract. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on particular predetermined investments or instruments. Derivatives involve special risks, which are discussed below under Principal Risks.

Options: The Fund may write (i.e., sell) covered call options on securities that it owns. A call option is a contract that provides the holder or buyer of the option the right (not the obligation) to purchase the underlying securities from the Fund at a fixed price. A call option is covered if the Fund (a) owns the underlying security that is subject to the call; or (b) has an absolute or immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held in its portfolio. Premiums received on the sale of such options (without regard to whether or not the option is exercised) are expected to enhance the income of the Fund beyond what would be realized on the underlying securities alone.

Net gains from the Fund's option strategy generally will be short-term capital gains which, for federal income tax purposes, will constitute investment company taxable income that, to the extent distributed, will be taxable to shareholders at rates applicable to ordinary income, rather than at lower rates that are applicable to long-term capital gains and certain qualifying dividends.

In addition, the Fund may purchase call options that are not "covered" to gain exposure to the underlying securities or securities indexes and may purchase put options on securities or securities indexes to hedge against potential declines in the market.

| | |
|---|---|
| The Fund is non-diversified, which means that it can invest a greater percentage of its assets in any one issuer than a diversified fund. In general, the advisor buys securities that it believes are undervalued and sells a security if its price target is achieved, if the fundamentals have deteriorated or if, in the opinion of the advisor, the security is no longer attractive for investment purposes. The adviser sells short securities that it believes are overvalued or to hedge Fund investments and buys back (covers) these securities if their price target is achieved or the advisor believes the security is no longer attractive for short-sale investment purposes.<br><br>The Fund will typically sell an equity security when a call option is exercised or the fundamental reason that the security was purchased no longer exists. Securities may also be sold when the adviser believes the security has reached its appreciation potential, or when a company's fundamentals are deteriorating. | The Fund is non-diversified, which means that it can invest a greater percentage of its assets in any one issuer than a diversified fund. In general, the adviser buys securities that it believes are undervalued and sells a security if its price target is achieved, if the fundamentals have deteriorated or if, in the opinion of the adviser, the security is no longer attractive for investment purposes. The adviser sells short securities that it believes are overvalued or to hedge Fund investments and buys back (covers) these securities if their price target is achieved or the adviser believes the security is no longer attractive for short-sale investment purposes. |
| No comparable strategy. | The Fund's adviser may engage in active and frequent trading of the Fund's portfolio securities to achieve the Fund's investment objective. |

**Fundamental Investment Policies**

Each Fund has adopted the following investment restrictions that may not be changed without approval by a "majority of the outstanding shares" of the Fund which means the vote of the lesser of (a) 67% or more of the shares of the Fund represented at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (b) more than 50% of the outstanding shares of the Fund.

1. Issue senior securities, borrow money or pledge its assets, except that (i) the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit the Fund from engaging in options transactions or short sales;

2.  Purchase securities on margin, participate on a joint or joint and several basis in any securities trading account, or underwrite securities.  (Does not preclude the Fund from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities.)

3.  Purchase or sell real estate or interests in real estate or real estate limited partnerships (although the Fund may purchase and sell securities which are securities issued by real estate companies and securities of companies which invest or deal in real estate);

4.  Invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry or group of industries.  (Does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.)

5.  Purchase or sell commodities or commodity futures contracts, except that the Fund may purchase and sell futures contracts and options to the full extent permitted under the 1940 Act and sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission;

6.  Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan.

The Combined Fund will have the same fundamental investment policies as the Target and Survivor Funds.

**Risks of the Funds**

Except as otherwise noted, the following risks apply to each of the Fund's direct investment in securities and derivatives.

*Derivatives Risk.*  Derivative securities are subject to changes in the underlying securities or indices on which such transactions are based.  There is no guarantee that the use of derivatives for investment or hedging purposes will be effective or that suitable transactions will be available.  Even a small investment in derivatives (which include options on stocks, ADRs and ETFs) may give rise to leverage risk, and can have a significant impact on the Fund's exposure to securities markets values and interest rates.  Derivatives are also subject to credit risk (the counterparty may default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).

- *Covered Call Option Risk (applicable to Survivor Fund only).*  When the Fund sells covered call options, it receives cash but limits its opportunity to profit from an increase in the market value of the security beyond the exercise price (plus the premium received).  The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option.  In a rapidly rising market, the Fund could significantly underperform the market.  The gain on the underlying stock will be equal to the difference between the exercise price and the original purchase price of the underlying security, plus the premium received.  The gain may be less than if the Fund had not sold an option on the underlying security.  If a call expires unexercised, the Fund realizes a gain in the amount of the premium received, although there may have been a decline (unrealized loss) in the market value of the underlying securities during the option period which may exceed such gain.  If the underlying securities should decline by more than the option premium the Fund received, there will be a loss on the overall position.

- *ETF Risk.*  The Fund may invest in ETFs.  As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETF shares and may be higher than other mutual funds that invest directly in stocks and bonds.  You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund's direct fees and expenses.  Additional risks of investing in ETFs are described below:

- *Underlying ETF Strategies Risk.*  Each ETF is subject to specific risks, depending on the nature of the ETF.  These risks could include equity risk, liquidity risk, sector risk, foreign and emerging market risk, as well as risks associated with fixed income securities.

- *Tracking Risk.*  Investment in the Fund should be made with the understanding that the ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.  In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs ability to track their applicable indices.

***Equity/Stock Market Risk.*** The net asset value of the Fund will fluctuate based on changes in the value of the equity securities held by the Fund or Underlying Funds that invest in U.S. and/or foreign equity securities. Equity prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.

- ***Growth Stock Risk (Target Fund only).*** Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- ***Small and Medium Issuer Risk.*** Investments in Underlying Funds that own small and medium capitalization companies and direct investments in individual small and medium capitalization companies may be more vulnerable than larger, more established organizations to adverse business or economic developments. In particular, small capitalization companies may have limited product lines, markets, and financial resources and may be dependent upon a relatively small management group. These securities may trade over-the-counter or listed on an exchange and may or may not pay dividends.

- ***Stock Market Volatility.*** Stock markets are volatile and there is a risk that the price of a security will rise or fall due to changing economic, political or market conditions, as well as company-specific factors. Consequently, the value of your investment in the Fund will go up and down, which means that you could lose money. The Fund's investments in ETFs may increase its exposure to stock market volatility. There is also a risk that the Fund's investments will under-perform either the securities markets generally or particular segments of the securities markets.

- ***Value Stock Risk (Target Fund only).*** Value stocks involve the risk that they may never reach what the investment adviser believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the adviser misgauged that worth. They also may decline in price, even though, in theory, they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

***Fixed Income Risk.*** When the Fund invests in fixed income securities or derivatives, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities or derivatives owned by the Fund. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

***Foreign Investment Risk.*** The Fund could be subject to greater risks because the Fund's performance may depend on factors other than the performance of securities of U.S. issuers. Changes in foreign economies and political climates are more likely to affect the Fund than a mutual fund that invests exclusively in U.S. dollars and U.S. Issuers. The value of foreign currency denominated securities or foreign currency contracts is also affected by the value of the local currency relative to the U.S. dollar. There may also be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information about issuers of foreign currency denominated securities. The value of foreign investments, including foreign currency denominated investments, may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees and other costs of investing in foreign securities are generally higher than in the United States. Investments in foreign issues, whether denominated in U.S. dollars or foreign currencies, could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.

***Issuer-Specific Risk.***  The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.  The value of securities of smaller sized issuers can be more volatile than that of larger issuers.  The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

***Leveraging Risk.***  The use of leverage, such as borrowing money to purchase securities, investing in call options and short selling will magnify the Fund's gains or losses.  The use of leverage may also cause the Fund to have higher expenses (especially interest and dividend expenses) than those of equity mutual funds that do not use such techniques.  The use of leverage may cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations.

***Management Risk.***  The adviser's dependence on technical and fundamental models and judgments about the attractiveness, value and potential appreciation of particular asset classes, securities and Underlying Funds in which the Fund invests may prove to be incorrect and may not produce the desired results.  If the adviser's assessment of a company's potential is not correct, the securities in the Fund may decrease in value.  The actively managed nature of the Fund increases this security selection risk.  Additionally, the value of the Fund's shares, like company stock prices generally, will fluctuate within a wide range.  The ability of the Fund to meet its investment objective is directly related to the adviser's allocation of the Fund's assets using technical and fundamental models.

***Non-Diversification Risk.***  As a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.  The Fund may also invest in Underlying Funds that are non-diversified.  Because a relatively high percentage of the assets of the Fund may be invested in the securities of a limited number of issuers, the value of shares of the Fund may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.  This fluctuation, if significant, may affect the performance of the Fund.

***Prepayment Risk (Target Fund only).***  Certain types of debt securities, such as mortgage-backed securities, have yield and maturity characteristics corresponding to underlying assets.  Unlike traditional debt securities, which may pay a fixed rate of interest until maturity when the entire principal amount comes due, payments on certain mortgage-backed securities may include both interest and a partial payment of principal.  Besides the scheduled repayment of principal, payments of principal may result from the voluntary prepayment, refinancing, or foreclosure of the underlying mortgage loans.

Securities subject to prepayment are less effective than other types of securities as a means of "locking in" attractive long-term interest rates.  One reason is the need to reinvest prepayments of principal; another is the possibility of significant unscheduled prepayments resulting from declines in interest rates.  These prepayments would have to be reinvested at lower rates.  As a result, these securities may have less potential for capital appreciation during periods of declining interest rates than other securities of comparable maturities, although they may have a similar risk of decline in market value during periods of rising interest rates.  Prepayments may also significantly shorten the effective maturities of these securities, especially during periods of declining interest rates.  Conversely, during periods of rising interest rates, a reduction in prepayments may increase the effective maturities of these securities, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing the volatility of the Fund.

At times, some of the mortgage-backed securities in which the Fund may invest will have higher than market interest rates and, therefore, will be purchased at a premium above their par value.  Prepayments may cause losses in securities purchased at a premium, as unscheduled prepayments, which are made at par, will cause the Fund to experience a loss equal to any unamortized premium.

***Sector Risk (Survivor Fund only).***  The value of securities from a specific sector can be more volatile than the market as a whole and may be subject to economic or regulatory risks different than the economy as a whole.  Technology companies may be subject to rapid product obsolescence (especially when they have limited product lines), patent expiration or diminished patent protection and loss of key technology or scientific development personnel.  Financial services companies may be subject to unfavorable changes in government regulation, rising funding costs, increased borrower default rates and loss of access to capital markets.  Healthcare companies may be subject to expiration of patent rights, unfavorable changes in government regulation, failure of products that are in development phases and increased costs of product development or licensing.

***Short Sales Risk (Target Fund only).*** The value of the Fund's short positions may equal up to 20% of its net assets. A short sale consists of selling borrowed shares in the hope that they can be bought back later at a lower price. The Fund may be required to pay a fee to borrow the security and to pay over to the lender any payments received on the security. If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Although the Fund's gain is limited by the price at which it sold the security short, its potential loss is unlimited. The more a Fund pays to purchase the security, the more it will lose on the transaction, and the more the price of Fund shares will be affected. Short selling will also result in higher transaction costs (such as interest and dividends), which reduce the Fund's return, and may result in higher taxes.

***Short Sale Risk (Survivor Fund only).*** A short sale consists of selling borrowed shares in the hope that they can be bought back later at a lower price. The Fund may be required to pay a fee to borrow the security and to pay over to the lender any payments received on the security. If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Although the Fund's gain is limited by the price at which it sold the security short, its potential loss is unlimited. The more a Fund pays to purchase the security, the more it will lose on the transaction, and the more the price of Fund shares will be affected. Short selling will also result in higher transaction costs (such as interest and dividends), which reduce the Fund's return, and may result in higher taxes.

***Small and Medium Capitalization Stock Risk.*** Stocks of small and medium capitalization companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. These companies may have narrower markets, limited product lines, fewer financial resources, and they may be dependent on a limited management group. Investing in lesser-known, small and medium capitalization companies involves greater risk of volatility of the Fund's net asset value than is customarily associated with larger, more established companies. Often smaller and medium capitalization companies and the industries in which they are focused are still evolving and, while this may offer better growth potential than larger, more established companies, it also may make them more sensitive to changing market conditions. Small cap companies may have returns that can vary, occasionally significantly, from the market in general.

***Underlying Funds Risk (Target Fund only).*** The Fund invests in ETFs, mutual funds and closed-end funds. As a result, your cost of investing in a Fund will be higher than the cost of investing directly in ETFs, mutual funds and closed-end funds and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund's direct fees and expenses. Additional risks of investing in ETFs, mutual funds and closed-end funds, where noted, are described below:

- ***Strategies Risk.*** Each Underlying Fund is subject to specific risks, depending on the nature of the fund. These risks could include liquidity risk, sector risk, and foreign currency risk, as well as risks associated with fixed income securities and commodities.

- ***ETF Tracking Risk.*** Investment in the Fund should be made with the understanding that the ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs' ability to track their applicable indices.

- ***Risk Related to Net Asset Value and Market Price.*** The market value of the ETF and closed-end shares may differ from their net asset value. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to net asset value.

- ***Expense Risk.*** The Fund invests in Underlying Funds. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETF, mutual fund and closed-end fund shares and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund's direct fees and expenses.

- ***Additional Risk.*** The strategy of investing in Underlying Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. In addition, certain prohibitions on the acquisition of mutual fund shares by the Fund may prevent the Fund from allocating investments in the manner the adviser considers optimal.

**Performance History**

The accompanying bar chart and table provide some indication of the risks of investing in the Funds. They show changes in each Fund's performance for each year since inception and each Fund's average annual returns for the last one year and since inception compared to those of a broad-based securities market index.

The bar charts show performance of each Fund's Investor Class shares for each full calendar year since the inception. The performance tables compare the performance of each Fund's Investor Class shares over time to the performance of a broad-based market index. You should be aware that each Fund's past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.

To obtain performance information up to the most recent month end, call toll free 1-800-672-9152.

### Target Fund

**Investor Class Annual Total Return**
**For Calendar Years Ended December 31**



Best Quarter:    2nd Quarter 2009    18.87%
Worst Quarter:   4th Quarter 2008   (26.72)%

**Performance Table**
**Average Annual Total Returns**
**For periods ended December 31, 2017**

|  | *One Year* | *Five Years* | *Ten Years* |
|---|---|---|---|
| Return before taxes | 24.14% | 11.08% | 2.63% |
| Return after taxes on distributions | 24.14% | 11.08% | 2.63% |
| Return after taxes on distributions and sale of Fund shares | 13.66% | 8.83% | 2.06% |
| S&P 500® Index[1] | 21.83% | 15.79% | 8.50% |

(1)   The S&P 500® Index is an unmanaged market capitalization-weighted index of 500 of the largest capitalized U.S. domiciled companies. Index returns assume reinvestment of dividends. Unlike the Fund's returns, however, index returns do not reflect any fees or expenses. An investor cannot invest directly in an index.

After-tax returns were calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold shares of the Fund through tax-deferred arrangements, such as 401(k) plans or Individual Retirement Accounts (IRAs).

**Survivor Fund**

**Investor Class Annual Total Return**
**For Calendar Years Ended December 31**



Best Quarter:  1<sup>st</sup> Quarter 2012   39.69%
Worst Quarter:  3<sup>rd</sup> Quarter 2011   (21.13)%

|  | *One Year* | *Five Years* | *Since Inception (3/17/10)* |
|---|---|---|---|
| Return before taxes | 31.37% | 16.28% | 8.53% |
| Return after taxes on distributions | 27.79% | 15.64% | 8.14% |
| Return after taxes on distributions and sale of Fund shares | 20.73% | 13.19% | 6.88% |
| S&P 500® Index | 21.83% | 15.79% | 13.60% |

(1)   The S&P 500® Index is an unmanaged market capitalization-weighted index of 500 of the largest capitalized U.S. domiciled companies. Index returns assume reinvestment of dividends. Unlike the Fund's returns, however, index returns do not reflect any fees or expenses. An investor cannot invest directly in an index.

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder's tax situation and may differ from those shown. The after-tax returns are not relevant if you hold your Fund shares in tax-deferred arrangements, such as 401(k) plans or individual retirement accounts ("IRA").

The Survivor Fund had better performance than the Target Fund over the one year and five-year period ended December 31, 2017. Over a longer term, the Survivor Fund has outperformed the Target Fund since the inception of the Survivor Fund on March 17, 2010. The accounting survivor of the Reorganization will be the Survivor Fund. As such, the Combined Fund will continue the performance history of the Survivor Fund after the closing of the Reorganization.

**Management of the Funds**

*Adviser*

Biondo Investment Advisors, LLC, 540 Routes 6 & 209, P.O. Box 909, Milford, Pennsylvania 18337, serves as investment adviser to the Funds. Subject to the authority of the Board of Trustees, the adviser is responsible for management of the Funds' investment portfolios and assuring that investments are made according to the Funds' investment objectives, policies and restrictions. The adviser was established in April 2004.

Biondo Investment Advisors, LLC is an independent, client-focused registered investment adviser that helps foundations, pensions and profit-sharing plans, trusts, estates, charitable organizations, corporations or other business entities, educational institutions, endowments, investment companies, institutions and high net-worth individuals and their families create and preserve wealth. Biondo Investment Advisors, LLC is affiliated with Biondo Wealth Services, LLC, providing life insurance and annuities. Both firms are owned by The Biondo Group, LLC. Biondo Investment Advisors, LLC manages assets of approximately $616 million as of June 30, 2018. Mr. Joseph R. Biondo is the Founder and Senior Portfolio Manager and Mr. Joseph P. Biondo is the Chief Executive Officer and Chief Investment Officer of the adviser and they are Co-Portfolio Managers of the Fund.

| Deleted: 483 |
| Deleted: December 31 |
| Deleted: 7 |

24

Pursuant to an advisory agreement between the Funds and the Adviser, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to the following percentage of the respective Fund's average daily net assets.

| Fund | Management Fee |
|---|---|
| The Biondo Growth Fund (Target Fund) | 1.00% |
| The Biondo Focus Fund (Survivor Fund) | 1.00% |

The Combined Fund will have an annual advisory fee equal to 1.00% of its average daily net assets.

The Adviser is contractually limiting total annual operating expenses of the Target Fund and Survivor Fund through April 30, 2019 and April 30, 2020, respectively, to ensure that total annual fund operating expenses after fee waiver and/or expense reimbursement (excluding any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes; and extraordinary expenses, such as litigation expenses, (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the adviser) as follows, expressed as a percentage of the Fund's average daily net assets.

| Fund | Investor Class | Contractual Period |
|---|---|---|
| The Biondo Focus Fund (Survivor Fund) | 1.50% | April 30, 2020 |
| The Biondo Growth Fund (Target Fund) | 1.50% | April 30, 2019 |

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits at the time of waiver and recoupment. This agreement may be terminated only by the Funds' Board of Trustees, on 60 days' written notice to the adviser. Fee waiver and reimbursement arrangements can decrease the Fund's expenses and boost its performance. For the fiscal year ended December 31, 2017, the adviser received an advisory fee equal to 1.30% of The Biondo Focus Fund's average daily net assets and 0.62% of The Biondo Growth Fund's average daily net assets. A discussion regarding the basis for the Board of Trustees' approval of the advisory is available in the Funds' semi-annual shareholder report dated June 30, 2018.

Deleted: 7

The existing expense limitation agreement for the Survivor Fund will continue after the Reorganization to limit fees and expenses of the Combined Fund.

*Portfolio Managers*

**Joseph R. Biondo**

Joseph (Joe) R. Biondo Founder and Senior Portfolio Manager of Biondo Investment Advisors, LLC, began his career in financial services with Loeb Rhoades, Inc., a predecessor firm of Smith Barney. He began managing portfolios in 1991 at Smith Barney before forming Biondo Investment Advisors, LLC in 2004. As Portfolio Manager and key member of the investment team, Joe brings in-depth experience and expertise to managing clients' portfolios. He is a graduate of the New York Institute of Finance. Joe serves as an Honorary Trustee for Avon Old Farms School, a Director of the Newton Memorial Hospital Foundation and as the Chairman of The Ingeborg A. Biondo Memorial Foundation.

**Joseph P. Biondo**

Joseph P. Biondo, Chief Executive Officer, Chief Investment Officer and Portfolio Manager, began his career with Prudential Securities in 1997. In 1999 he joined the Biondo team managing assets at Smith Barney. In 2004, he became a partner in Biondo Investment Advisors, LLC. He leads the firm's Investment Committee and oversees the Equity Research team. Joseph graduated from The Wharton School at the University of Pennsylvania earning a degree in Economics with concentrations in Entrepreneurial Management, Finance and Marketing. He served as the National Family Teams Co-Chair for the 2013 March for Babies sponsored by the March of Dimes. Joseph is also a

Director of the Ingeborg A. Biondo Memorial Foundation, the President of the Board for Center for Developmental Disabilities, and a member of the Pope John High School Endowment Committee.

**Other Service Providers**

The Funds use the same service providers. Northern Lights Distributors, LLC, located at 17605 Wright Street, Omaha, Nebraska 68130 serves as the principal underwriter and national distributor for the shares of each Fund. Gemini Fund Services, LLC, which has its principal office at 80 Arkay Drive, Suite 110, Hauppauge, New York 11788, serves as administrator, fund accountant and transfer agent for each Fund. MUFG Union Bank, N.A. is each Fund's custodian. Information about the Funds' distributor, administrator and accounting agent, and custodian can be found in the Funds' Statement of Additional Information under "Fund History". The Funds pay fees to the accounting agent and also reimburse the accounting agent for out-of-pocket expenses, subject to certain limitations, that are incurred by the accounting agent in performing its accounting agent duties under its agreement with the Funds.

*Combined Fund*. Following the Reorganization, the Funds' current service providers will serve the Combined Fund.

**Purchase, Redemption and Pricing of Fund Shares**

The procedures for the purchase, redemption and pricing of Investor Class shares of the Target Fund and the Survivor Fund are identical. Additional information about the purchase, redemption and pricing of the Fund's shares can be found in each Fund's prospectus.

Each Fund offers Investor Class shares. Shares of a Fund may not be available for purchase in all states.

Each Fund prices purchases based upon the next determined offering price (net asset value plus applicable sales load) or net asset value after your order is received. The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business although they may be determined earlier in the event the NYSE closes prior to 4:00 p.m. (Eastern Time). NAV is computed by determining, on a per class basis, the aggregate market value of all assets of each Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV). The NYSE is closed on weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV takes into account, on a per class basis, the expenses and fees of each Fund, including management, administration, and distribution fees (if any), which are accrued daily. The determination of NAV for a share class for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by each Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

**Frequent Purchases and Redemption of Fund Shares**

Each Fund discourages and does not accommodate market timing. Frequent trading into and out of a Fund can harm all Fund shareholders by disrupting the Fund's investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. Each Fund is designed for long-term investors and is not intended for market timing or other disruptive trading activities. Accordingly, the Funds' Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change. The Funds' Board has also approved a 2.00% early redemption fee on shares held less than 30 days. Redemption fees are paid to the respective Fund' and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

The Funds currently uses several methods to reduce the risk of market timing. These methods include:

- Committing staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Funds' "Market Timing Trading Policy;"

- Reject or limit specific purchase requests;

- Reject purchase requests from certain investors; and

- Charge a redemption fee for shares held less than 30 days.

Though these methods involve judgments that are inherently subjective and involve some selectivity in their application, the Funds seeks to make judgments and applications that are consistent with the interests of each Funds' shareholders.

Based on the frequency of redemptions in your account, the adviser or transfer agent may in its sole discretion determine that your trading activity is detrimental to a Fund as described in the Funds' Market Timing Trading Policy and elect to reject or limit the amount, number, frequency or method for requesting future purchases or exchanges into a Fund.

Each Fund reserves the right to reject or restrict purchase or exchange requests for any reason, particularly when a shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities. Neither the Funds nor the adviser will be liable for any losses resulting from rejected purchase or exchange orders. The adviser may also bar an investor who has violated these policies (and the investor's financial adviser) from opening new accounts with the Funds.

Although the Funds attempt to limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices. There can be no guarantee that each Fund will be able to identify or limit these activities. Omnibus account arrangements are common forms of holding shares of funds. While each Fund will encourage financial intermediaries to apply the Funds' Market Timing Trading Policy to their customers who invest indirectly in a Fund, a Fund is limited in its ability to monitor the trading activity or enforce the Funds Market Timing Trading Policy with respect to customers of financial intermediaries. For example, should it occur, the Funds may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Funds' Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions, assessing the Funds' redemption fee and monitoring trading activity for what might be market timing, a Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Funds' Market Timing Trading Policy. Brokers maintaining omnibus accounts with the Funds have agreed to provide shareholder transaction information to the extent known to the broker to a Fund upon request. If a Fund or its transfer agent or shareholder servicing agent suspects there is market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant. At the request of the Adviser, the service providers may take immediate action to stop any further short-term trading by such participants.

**Dividends, Distributions and Taxes**

Any sale or exchange of a Fund's shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account). When you redeem your shares you may realize a taxable gain or loss. This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold. (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in a Fund.)

Each Fund intends to distribute substantially all of its net investment income annually and net capital gains annually in December. Both distributions will be reinvested in shares of the Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares. Any dividends or capital gain distributions you receive from a Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash. Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January. Each year the Funds will inform you of the amount and type of your distributions. IRAs and other qualified retirement plans are exempt from federal income taxation until retirement proceeds are paid out to the participant.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

This summary is not intended to be and should not be construed to be legal or tax advice. You should consult your own tax advisors to determine the tax consequences of owning a Fund's shares. The Statement of Additional Information also has more information regarding the tax status of the Funds.

### CONSOLIDATED FINANCIAL HIGHLIGHTS

The fiscal year end of each Fund is December 31. The unaudited consolidated financial highlights of the Target Fund and the Survivor Fund are included with this Combined Prospectus/Information Statement as Exhibit B.

The financial highlights of the Target Fund and the Survivor Fund are also contained in: (i) the Annual Report to shareholders of the Target Fund and Survivor Fund for the fiscal year ended December 31, 2017, which have been audited by BBD, LLP, the Funds' registered independent public accounting firm; and (ii) the Semi-Annual Report to shareholders of the Target Fund and Survivor Fund for the six months ended June 30, 2018, which are unaudited. The Annual Report and Semi-Annual Report which has previously been sent to shareholders, are available on request and without charge by writing to the Funds at 17605 Wright Street, Omaha, Nebraska 68130, and, with respect to the Target Fund and Survivor Fund, are incorporated by reference into this Combined Prospectus/Information Statement.

### INFORMATION RELATING TO THE REORGANIZATION

**Description of the Reorganization**

The following summary is qualified in its entirety by reference to the Plan of Reorganization found in Exhibit A.

The Plan of Reorganization provides that substantially all of the assets and liabilities of the Target Fund will be transferred to the Survivor Fund in exchange for shares of the Survivor Fund. The shares of the Survivor Fund issued to the Target Fund will have an aggregate net asset value equal to the aggregate net asset value of the Target Fund's shares outstanding as of the close of trading on the New York Stock Exchange ("NYSE") on the Closing Date (as defined in Exhibit A) of the Reorganization (the "Valuation Time"). Upon receipt by the Target Fund of the shares of the Survivor Fund, the Target Fund will distribute Survivor Fund shares to its shareholders and will be terminated as a series of the Trust.

The distribution of the Survivor Fund shares to the Target Fund shareholders will be accomplished by opening new accounts on the books of the Survivor Fund in the names of the Target Fund shareholders and transferring to those shareholder accounts the shares of the Survivor Fund. Such newly-opened accounts on the books of Survivor Fund will represent the respective pro rata number of shares of the Survivor Fund that the Target Fund is to receive under the terms of the Plan of Reorganization. See "Terms of the Reorganization" below.

Accordingly, as a result of the Reorganization, each Target Fund shareholder will own shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the shares of the Target Fund that the shareholders owned immediately prior to the Reorganization.

No sales charge or fee of any kind will be assessed to the Target Fund shareholders in connection with their receipt of shares of the Survivor Fund in the Reorganization.

**Terms of the Reorganization**

Pursuant to the Plan of Reorganization, on the Closing Date, the Target Fund will transfer to the Survivor Fund all of its assets in exchange solely for shares of the Survivor Fund. The aggregate net asset value of the shares issued by the Survivor Fund will be equal to the value of the assets of the Target Fund transferred to the Survivor Fund as of the Closing Date, as determined in accordance with the Survivor Fund's valuation procedures, net of the liabilities of the Target Fund assumed by the Survivor Fund. The Target Fund expects to distribute the shares of the Survivor Fund to its shareholders promptly after the Closing Date. Thereafter, the Target Fund will be terminated as a series of the Trust.

The Plan of Reorganization contains customary representations, warranties, and conditions. The Plan of Reorganization may be terminated with respect to the Reorganization if, on the Closing Date, any of the required

conditions have not been met or if the representations and warranties are not true or, if at any time before the Effective Time, the Board or an authorized officer of the Trust determines the Reorganization is inadvisable. The Plan of Reorganization may be terminated or amended by the mutual consent of the parties.

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**Reasons for the Reorganization**

In the course of their discussions, the Trustees considered a variety of information, including that the Funds each had the same management fee. They observed that the two Funds had a substantially similar investment objective and identical fundamental and non-fundamental investment policies. They noted that the cost of the proposed merger would be paid by Biondo, and that Thompson Hine indicated that the merger would not result in a taxable event for shareholders. The Trustees discussed the adviser's memorandum, noting that the Target Fund had experienced difficulty in raising assets. They further acknowledged that the Survivor Fund had demonstrated superior performance to that of the Target Fund since the Survivor Fund's inception. After further discussion, the Board concluded that the merger of the Target Fund into the Survivor Fund was in the best interests of the Target Fund, as well as the Target Fund's shareholders, and that Target Fund's shareholders would not have their interests diluted as a result of the merger. The approval determinations were made on the basis of each Board member's business judgment after consideration of all of the factors taken as a whole, though individual Board members may have placed different weight on various factors and assigned different degrees of materiality to various conclusions.

**Federal Income Taxes**

The combination of the Target Fund and the Survivor Fund in the Reorganization is intended to qualify for federal income tax purposes as a separate tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If so, neither the Target Fund nor its shareholders will recognize gain or loss as a result of the Reorganization. The tax basis of the Survivor Fund shares received will be the same as the basis of the Target Fund shares exchanged and the holding period of the Survivor Fund shares received will include the holding period of the Target Fund shares exchanged, provided that the shares exchanged were held as capital assets at the time of the Reorganization. No tax ruling from the Internal Revenue Service regarding the Reorganization has been requested. Nevertheless, the sale of securities by the Target Fund prior to the Reorganization, whether in the ordinary course of business or in anticipation of the Reorganization, could result in taxable capital gains distribution prior to the Reorganization. As of the date of this Combined Prospectus/Information Statement, the Adviser does not intend to sell any securities held by the Target Fund in anticipation of the Reorganization but may do so in the ordinary course of business before the Reorganization. Prior to the closing of the Reorganization, the Target Fund will pay to its shareholders a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the closings. This distribution would be taxable to shareholders that are subject to tax. Shareholders should consult their own tax advisers concerning the potential tax consequences of the Reorganization to them, including foreign, state and local tax consequences.

As of December 31, 2017, the Target Fund had unutilized federal tax short-term capital loss carryforwards of $1,743,976 expiring on December 31, 2018. Capital loss carryforwards may be used to offset future capital gains, subject to applicable restrictions under the Code.

The final amount of unutilized capital loss carryover for the Target Fund is subject to change and will not be determined until the time of the Reorganization. After and as a result of the Reorganization, these capital loss carryforwards and the utilization of certain unrealized capital losses may be subject to limitations under applicable tax laws on the rate at which they may be used in the future to offset capital gains of the Survivor Fund.

**Expenses of the Reorganization**

The costs of the Reorganization will be borne by Biondo Investment Advisors, LLC.

**Continuation of Shareholder Accounts and Plans; Share Certificates**

Upon consummation of the Reorganization, the Survivor Fund will establish a position for each Target Fund shareholder on the books of the Survivor Fund containing the appropriate number of shares of the Survivor Fund to be received in the Reorganization. No certificates for shares of the Survivor Fund will be issued in connection with the Reorganization.

**OTHER INFORMATION**

**Capitalization**

The following table sets forth, as of June 30, 2018: (a) the unaudited capitalization of each Fund and (b) the unaudited *pro forma* combined capitalization of the Survivor Fund assuming the Reorganization has taken place. The capitalizations are likely to be different on the Closing Date as a result of daily Fund share purchase, redemption and market activity. No assurance can be given as to how many shares of the Survivor Fund will be received by Target Fund shareholders at the Closing Date, and the information should not be relied upon to reflect the number of shares of the Combined Fund that actually will be received by Target Fund shareholders.

| | Total Net Assets | Shares | Net Asset Value Per Share |
|---|---|---|---|
| Target Fund Investor Class | $34,368,150 | 1,994,560 | $17.23 |
| Survivor Fund Investor Class | $31,269,462 | 1,623,405 | $19.26 |
| | | | |
| *Pro Forma Share Adjustment* | | | |
| Investor Class | | 1,784,571 | |
| | | | |
| *Pro Forma* **- Survivor Fund** | | | |
| Survivor Fund Investor Class | 65,637,612 | 3,407,976 | $19.26 |

**Shareholder Information.**

As of August 6, 2018, there were 1,992,042 Investor Class shares outstanding. None of the Trustees or officers of the Trust directly owned shares of the Target Fund. As of August 6, 2018, no person was known by the Target Fund to own beneficially or of record 5% or more of any class of shares of the Target Fund except as follows:

| Owner of Record | Number of Shares | Percent of Outstanding Shares Owned |
|---|---|---|
| National Financial Services, LLC<br>200 Liberty Street<br>One World Financial Center<br>New York, NY 10281 | 1,866,780 | 93.71% |

As of August 6, 2018, there were 1,621,782 Investor Class shares of the Survivor Fund outstanding. None of the Trustees or officers of the Fund directly owned shares of the Survivor Fund. As of August 6, 2018, no person was known by the Survivor Fund to own beneficially or of record 5% or more of any class of shares of the Survivor Fund except as follows:

| Owner of Record | Number of Shares | Percent of Outstanding Shares Owned |
|---|---|---|
| National Financial Services, LLC<br>200 Liberty Street<br>One World Financial Center<br>New York, NY 10281 | 1,291,404 | 79.63% |
| SEI Private Trust Company<br>One Freedom Valley Drive<br>Oaks, PA 19456 | 112,043 | 6.91% |

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to "control" a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund's shareholders.

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**Shareholder Rights and Obligations**

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Both the Target Fund and Survivor Fund are series of the Trust, a statutory trust organized under the laws of the state of Delaware. Under the Trust's declaration of trust, the Trust is authorized to issue an unlimited number of shares of beneficial interest, without par value, from an unlimited number of series of shares. The shares of each series of the Trust have no preference as to conversion, exchange, dividends, retirement or other features, and have no preemptive rights.

With respect to each Fund, shares have equal dividend, distribution, liquidation, and voting rights, and fractional shares have those rights proportionately.

When issued in accordance with the provisions of their respective prospectuses (and, in the case of shares of Survivor Fund, issued in the connection with the Reorganization), all shares are fully paid and non-assessable.

**Shareholder Proposals**

The Funds do not hold regular annual meetings of shareholders. As a general matter, the Survivor Fund does not intend to hold future regular annual or special meetings of its shareholders unless the election of directors is required by the 1940 Act. Any shareholder who wishes to submit a proposal for consideration at a meeting of shareholders of either Fund should send such proposal to 17605 Wright Street, Omaha, Nebraska 68130. To be considered for presentation at a shareholders' meeting, rules promulgated by the SEC require that, among other things, a shareholder's proposal must be received at the offices of a Fund a reasonable time before a solicitation is made. Timely submission of a proposal does not necessarily mean that such proposal will be included.

EXHIBIT A

**AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION**

THIS AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION ("Agreement") is made as of August 8, 2018, among NORTHERN LIGHTS FUND TRUST., a Delaware trust, with its principal place of business at 17605 Wright Street, Omaha, Nebraska 68130 (the "Trust"), on behalf of Biondo Growth Fund, a series of the Trust (the "Target Fund") and on behalf of Biondo Focus Fund, a series of the Trust (the "Survivor Fund"); and, solely for purposes of paragraph 6, THE BIONDO GROUP, LLC, adviser to the Target Fund and Survivor Fund ("Adviser"). (each Target Fund and Survivor Fund is sometimes referred to herein as a "Fund.") Notwithstanding anything to the contrary contained herein, (1) the agreements, covenants, representations, warranties, actions, and obligations (collectively, "Obligations") of and by each Fund and of and by the Trust of which that Fund is a series, on that Fund's behalf shall be the Obligations of that Fund only, (2) all rights and benefits created hereunder in favor of a Fund shall inure to and be enforceable by the Trust of which that Fund is a series, on that Fund's behalf, and (3) in no event shall any other series of the Trust (including another series thereof) or the assets thereof be held liable with respect to the breach or other default by an obligated Fund or the Trust of its Obligations set forth herein.

The Trust wishes to effect a reorganization described in section 368(a) of the Internal Revenue Code of 1986, as amended ("Code") (all "section" references are to the Code, unless otherwise noted), and intends this Agreement to be, and adopts it as, a "plan of reorganization" within the meaning of the regulations under the Code ("Regulations"). The reorganization will consist of (1) the sale, assignment, conveyance, transfer and delivery of all of the property and assets of the Target Fund to the Survivor Fund in exchange solely for (a) shares of beneficial interest of the Survivor Fund ("Survivor Fund Shares"), as described herein, and (b) the assumption by the Survivor Fund of all liabilities of the Target Fund, and (2) the subsequent distribution of the corresponding Survivor Fund Shares (which shall then constitute all of the assets of the Target Fund) pro rata to the shareholders in exchange for their shares of beneficial interest of the Target Fund (the "Target Fund Shares") in complete liquidation thereof, and (3) terminating the Target Fund, all on the terms and conditions set forth herein (all the foregoing transactions involving each Target Fund and its corresponding Survivor Fund being referred to herein collectively as a "Reorganization").

The Trust's board of trustees (the "Board"), in each case including a majority of the trustees who are not "interested persons" (as that term is defined in the Investment Company Act of 1940, as amended ("1940 Act")) ("Non-Interested Persons") of the Trust, (1) has duly adopted and approved this Agreement and the transactions contemplated hereby, (2) has duly authorized performance thereof on the Funds' behalf by all necessary Board action, and (3) has determined that participation in the Reorganization is in the best interests of each Fund that is a series thereof and that the interests of the existing shareholders thereof will not be diluted as a result of the Reorganization.

Target Fund's issued and outstanding shares consist of Investor Class shares ("Target Fund Shares"). Survivor Fund's issued and outstanding shares also consist of Investor Class shares ("Survivor Fund Shares").

In consideration of the mutual promises contained herein, the parties agree as follows:

**1. PLAN OF REORGANIZATION AND TERMINATION**

**1.1.** Subject to the requisite approvals and the terms and conditions set forth herein, Target Fund shall assign, sell, convey, transfer, and deliver all of its assets described in paragraph 1.2 ("Assets") to Survivor Fund. In exchange therefor, Survivor Fund shall:

**(a)** issue and deliver to Target Fund, as applicable, the number of full and fractional (all references herein to "fractional" shares meaning fractions rounded to the third decimal place) Survivor Fund Shares having an aggregate net asset value ("NAV") equal to the aggregate NAV of all full and fractional Target Fund Shares then outstanding;

**(b)** assume all of Target Fund's liabilities described in paragraph 1.3 ("Liabilities").

Those transactions shall take place at the Closing (as defined in paragraph 2.1).

**1.2** The Assets shall consist of all assets and property of every kind and nature -- including all cash, cash equivalents, securities, commodities, futures interests, receivables (including interest and dividends receivable), claims and rights of action, rights to register shares under applicable securities laws, and books and records -- Target Fund owns at the Effective Time (as defined in paragraph 2.1) and any deferred and prepaid expenses shown as assets on Target Fund's books at that time.

**1.3** The Liabilities shall consist of all of Target Fund's liabilities, whether known or unknown, accrued or contingent, debts, obligations, and duties existing at the Effective Time, excluding Reorganization Expenses (as defined in paragraph 3.3(f)) borne by the Adviser pursuant to paragraph 6).

**1.4** At the Effective Time (or as soon thereafter as is reasonably practicable), the Target Fund shall distribute the Survivor Fund Shares it receives pursuant to paragraph 1.1(a) to its shareholders of record determined at the Effective Time (each, a "Shareholder"), in proportion to their Target Fund Shares then held of record and in constructive exchange therefor, and will completely liquidate. That distribution shall be accomplished by the Trust's transfer agent opening accounts on Survivor Fund's shareholder records in the names of the Shareholders (except Shareholders in whose names accounts thereon already exist) and transferring those Survivor Fund Shares to those newly opened and existing accounts. Each Shareholder's newly opened or existing account shall be credited with the respective pro rata number of full and fractional Survivor Fund Shares due that Shareholder. The aggregate NAV of Survivor Fund Shares to be so credited to each Shareholder's account shall equal the aggregate NAV of the Target Fund Shares that Shareholder owned at the Effective Time.

**1.5** (a) The value of the Target Fund's net assets (the assets to be acquired by the Survivor Fund hereunder, net of liabilities assumed by the Survivor Fund) shall be the value of such net assets computed as of the close of business on the Closing Date, using the valuation procedures set forth in the Target Fund's then current prospectus and statement of additional information or such other valuation procedures as may be mutually agreed upon by the parties.

(b) For purposes of the Reorganization, the net asset value per share of the Survivor Fund Shares shall be equal to the Survivor Fund's net asset value per share computed as of the close of business on the Closing Date, using the valuation procedures set forth in the Survivor Fund's prospectus and statement of additional information or such other valuation procedures as may be mutually agreed upon by the parties.

(c) All computations of value and NAV shall be made by Gemini Fund Services, LLC, accounting agent for the Funds, in accordance with its regular practice in pricing the shares and assets of each Fund.

**1.6** Any transfer taxes payable on the issuance and transfer of Survivor Fund Shares in a name other than that of the registered holder on Target Fund's shareholder records of the Target Fund Shares actually or constructively exchanged therefor shall be paid by the transferee thereof, as a condition of that issuance and transfer.

**1.7** Any reporting responsibility of Target Fund to a public authority, including the responsibility for filing regulatory reports, tax returns, and other documents with the Securities and Exchange Commission ("Commission"), any state securities commission, any federal, state, and local tax authorities, and any other relevant regulatory authority, is and shall remain its responsibility up to and including the date on which it is terminated, except that Survivor Fund shall be responsible for preparing and filing any Form N-Q or Form N-CSR (including the annual report to shareholders) if the fiscal period relating to such form ended prior to the Effective Time, but as of the Effective Time such form has not yet been filed.

**1.8** After the Effective Time, Target Fund shall not conduct any business except in connection with its dissolution and termination. As soon as reasonably practicable after distribution of the Survivor Fund Shares pursuant to paragraph 1.4, but in all events within six months after the Effective Time, (a) Target Fund shall be terminated as a series of Trust and (b) Trust shall make all filings and take all other actions in connection therewith necessary and proper to effect Target Fund's complete dissolution.

## 2. CLOSING AND EFFECTIVE TIME

**2.1** Unless the parties agree otherwise, all acts necessary to consummate the Reorganization ("Closing") shall be deemed to take place simultaneously as of immediately after the close of business (4:00 p.m., Eastern Time) on or about September 26, 2018 ("Effective Time"). The Closing shall be held at the offices of Gemini Fund Services, LLC, 80 Arkay Drive, Suite 110, Hauppauge, New York 11788.

**2.2** Trust shall direct the custodian of Target Fund's assets to deliver at the Closing a certificate of an authorized officer ("Certificate") stating and verifying that (a) the Assets it holds will be transferred to Survivor Fund at the Effective Time, (b) all necessary taxes in connection with the delivery of the Assets, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made, and (c) the information (including adjusted basis and holding period, by lot) concerning the Assets, including all portfolio securities, transferred by Target Fund to Survivor Fund, as reflected on Survivor Fund's books immediately after the Effective Time, does or will conform to that information on Target Fund's books immediately before the Effective Time.

**2.3** Trust shall direct its transfer agent to deliver at the Closing (a) to Trust, a Certificate (1) verifying that Target Fund's shareholder records contain each Shareholder's name and address and the number of full and fractional outstanding Target Fund Shares that each such Shareholder owns at the Effective Time and (2) as to the opening of accounts on Survivor Fund's shareholder records in the names of the Shareholders and (b) to Trust, a confirmation, or other evidence satisfactory to Trust, that the Survivor Fund Shares to be credited to Target Fund at the Effective Time have been credited to Target Fund's account on those records.

**2.4** Trust shall deliver to Trust and Adviser, within five days before the Closing, a Certificate listing each security, by name of issuer and number of shares, that is being carried on Target Fund's books at an estimated fair market value provided by an authorized pricing vendor for Target Fund.

**2.5** At the Closing, the Trust shall deliver, on behalf of each Fund, as applicable, (a) bills of sale, checks, assignments, share certificates, receipts, and/or other documents the Trust or its counsel reasonably requests and (b) a Certificate in form and substance satisfactory to the recipient, and dated the Effective Time, to the effect that the representations and warranties it made in this Agreement are true and correct at the Effective Time except as they may be affected by the transactions contemplated hereby.

## 3. REPRESENTATIONS AND WARRANTIES

**3.1** Trust, on Target Fund's behalf, represents and warrants as follows:

**(a)** Trust (1) is a Trust that is duly organized, validly existing, and in good standing under the laws of the State of Delaware ("Delaware Law"), and its Declaration of Trust is on file with the Office of the Secretary of State of Delaware ("Secretary"), (2) is duly registered under the 1940 Act as an open-end management Trust, and (3) has the power to own all its properties and assets and to carry on its business as described in its current registration statement on Form N-1A;

**(b)** Target Fund is a duly established and designated series of Trust;

**(c)** The execution, delivery, and performance of this Agreement have been duly authorized at the date hereof by all necessary action on the part of Trust's Board; and this Agreement constitutes a valid and legally binding obligation of Trust, with respect to Target Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium, and other laws affecting the rights and remedies of creditors generally and general principles of equity;

**(d)** At the Effective Time, Trust will have good and marketable title to the Assets for Target Fund's benefit and full right, power, and authority to sell, assign, transfer, and deliver the Assets hereunder free of any liens or other encumbrances (except securities that are subject to "securities loans," as referred to in section 851(b)(2), or that are restricted to resale by their terms); and on delivery and payment for the Assets, Trust, on Survivor Fund's behalf, will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including restrictions that might arise under the Securities Act of 1933, as amended ("1933 Act");

**(e)** Trust, with respect to Target Fund, is not currently engaged in, and its execution, delivery, and performance of this Agreement and consummation of the Reorganization will not result in, (1) a conflict with or material violation of any provision of Delaware Law, Trust's Declaration of Trust, or By-Laws, or any agreement, indenture, instrument, contract, lease, or other undertaking (each, an "Undertaking") to which Trust, on Target Fund's behalf, is a party or by which it is bound or (2) the acceleration of any obligation, or the imposition of any penalty, under any Undertaking, judgment, or decree to which Trust, on Target Fund's behalf, is a party or by which it is bound;

**(f)** At or before the Effective Time, either (1) all material contracts and other commitments of Target Fund (other than this Agreement and certain investment contracts, including options, futures, forward contracts, and swap agreements) will terminate, or (2) provision for discharge and/or Survivor Fund's assumption of any liabilities of Target Fund thereunder will be made, without either Fund's incurring any penalty with respect thereto and without diminishing or releasing any rights Trust may have had with respect to actions taken or omitted or to be taken by any other party thereto before the Closing;

**(g)** No litigation, administrative proceeding, action, or investigation of or before any court, governmental body, or arbitrator is presently pending or, to Trust's knowledge, threatened against Trust, with respect to Target Fund or any of its properties or assets attributable or allocable to Target Fund, that, if adversely determined, would materially and adversely affect Target Fund's financial condition or the conduct of its business; and Trust, on Target Fund's behalf, knows of no facts that might form the basis for the institution of any such litigation, proceeding, action, or investigation and is not a party to or subject to the provisions of any order, decree, judgment, or award of any court, governmental body, or arbitrator that materially and adversely affects Target Fund's business or Trust's ability to consummate the transactions contemplated hereby;

**(h)** Target Fund's Statement of Assets and Liabilities, Schedule of Investments, Statement of Operations, and Statement of Changes in Net Assets (each, a "Statement") at and for the fiscal year ended December 31, 2017, have been audited by BBD, LLP, an independent registered public accounting firm, and are in accordance with generally accepted accounting principles consistently applied in the United States ("GAAP"); and those Statements present fairly, in all material respects, Target Fund's financial condition at that date in accordance with GAAP and the results of its operations and changes in its net assets for the period then ended, and there are no known contingent liabilities of Target Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP at that date that are not disclosed therein;

**(i)** Since December 31, 2017, there has not been any material adverse change in Target Fund's financial condition, assets, liabilities, or business, other than changes occurring in the ordinary course of business, or any incurrence by Target Fund of indebtedness maturing more than one year from the date that indebtedness was incurred; for purposes of this subparagraph, a decline in NAV per Target Fund Share due to declines in market values of securities Target Fund holds, the discharge of Target Fund liabilities, or the redemption of Target Fund Shares by its shareholders shall not constitute a material adverse change;

**(j)** All federal and other tax returns, dividend reporting forms, and other tax-related reports (collectively, "Returns") of Target Fund required by law to have been filed by the Effective Time (including any properly and timely filed extensions of time to file) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on those Returns shall have been paid or provision shall have been made for the payment thereof; to the best of Trust's knowledge, no such Return is currently under audit and no assessment has been asserted with respect to those Returns; and Target Fund is in compliance in all material respects with all applicable Regulations pertaining to the reporting of dividends and other distributions on and redemptions of its shares and to withholding in respect thereof and is not liable for any material penalties that could be imposed thereunder;

**(k)** Target Fund is classified as an association that is taxable as a Trust, for federal tax purposes; Target Fund is a "fund" (as defined in section 851(g)(2), eligible for treatment under section 851(g)(1)); for each taxable year of its operation (including its current taxable year), Target Fund has met (and for that year will meet) the requirements of Part I of Subchapter M of Chapter 1 of Subtitle A of the Code ("Subchapter M") for qualification as a regulated Trust ("RIC") and has been (and for that year will be) eligible to and has computed (and for that year will compute) its federal income tax under section 852; Target Fund has not at any time since its inception been liable for, and is not now liable for, any material income or excise tax pursuant to sections 852 or 4982; and Target Fund has no earnings and profits accumulated in any taxable year in which the provisions of Subchapter M did not apply to it;

**(l)** All issued and outstanding Target Fund Shares are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid, and non-assessable by Trust and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws; all issued and outstanding Target Fund Shares will, at the Effective Time, be held by the persons and in the amounts set forth on Target Fund's shareholder records, as provided in paragraph 2.3; and Target Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Target Fund Shares, nor are there outstanding any securities convertible into any Target Fund Shares;

**(m)** Target Fund incurred the Liabilities, which are associated with the Assets, in the ordinary course of its business;

**(n)** Target Fund is not under the jurisdiction of a court in a "title 11 or similar case" (as defined in section 368(a)(3)(A));

**(o)** Not more than 25% of the value of Target Fund's total assets (excluding cash, cash items, and Government securities) is invested in the stock and securities of any one issuer, and not more than 50% of the value of those assets is invested in the stock and securities of five or fewer issuers;

**(p)** Target Fund's current prospectus and statement of additional information (1) conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and (2) at the date on which they were issued did not contain, and as supplemented by any supplement thereto dated prior to or at the Effective Time do not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

**(q)** The information to be furnished by Trust for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents filed or to be filed with any federal, state, or local regulatory authority (including the Financial Industry Regulatory Authority, Inc. ("FINRA")) that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations; and the N-14 (as defined in paragraph 3.3(a) will, at the Effective Time, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

**(r)** The Declaration of Trust permit Trust to vary its shareholders' investment; Trust does not have a fixed pool of assets; and each series thereof (including the Target Fund) is a managed portfolio of securities, and Adviser has the authority to buy and sell securities for the Target Fund;

**(s)** Target Fund's investment operations from inception to the date hereof have been in compliance in all material respects with the investment policies and investment restrictions set forth in its prospectus, except as previously disclosed in writing to Trust;

**(t)** The Survivor Fund Shares to be delivered hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms hereof;

**(u)** At the Closing, at least 33 1/3% of Target Fund's portfolio assets (by fair market value) will meet the investment objectives, strategies, policies, risks and restrictions of Survivor Fund, and Target Fund will not alter its portfolio in connection with the Reorganization to meet this 33 1/3% threshold. Target Fund did not enter into any line of business as part of the plan of reorganization;

**(v)** To the best of the knowledge of Target Fund's management, (i) there is no plan or intention by Target Fund shareholders to sell, exchange, redeem, or otherwise dispose of a number of Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization, that would reduce the Target Fund shareholders' ownership of Target Fund Shares (or equivalent Survivor Fund Shares) to a number of shares that was less than 50 percent of the number of Target Fund Shares outstanding prior to the Closing; and (ii) there is no plan or intention by any shareholder owning 5% or more of the Target Fund Shares to sell, exchange, redeem, or otherwise dispose of any Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization;

**(w)** During the five-year period ending on the Closing Date, neither Target Fund nor any person related (as defined in section 1.368-1(e)(4) of the Treasury Regulations without regard to 1.368-1(e)(4)(i)) to Target Fund will have (i) acquired Target Fund Shares with consideration other than Survivor Fund Shares or Target Fund Shares, except in the ordinary course of Target Fund's business as an open-end Trust pursuant to section 22(e) of the 1940 Act; or (ii) made distributions with respect to Target Fund Shares except for (A) normal, regular dividend distributions made pursuant to the historic dividend paying practice of Target Fund, and (B) distributions and dividends declared and paid in order to ensure Target Fund's continuing qualification as a regulated Trust and to avoid the imposition of fund-level tax; and

**(x)** There is no intercorporate indebtedness existing between Survivor Fund and Target Fund that was issued, acquired, or will be settled at a discount.

**3.2** Trust, on Survivor Fund's behalf, represents and warrants as follows:

**(a)** Trust (1) is a Trust that is duly organized, validly existing, and in good standing under the laws of the State of Delaware ("Delaware Law"), and its Declaration of Trust is on file with the Office of the Secretary of State of Delaware ("Secretary"), (2) is duly registered under the 1940 Act as an open-end management Trust, and (3) has the power to own all its properties and assets and to carry on its business as described in its current registration statement on Form N-1A;

**(b)** Survivor Fund is a duly established and designated series of Trust.

**(c)** The execution, delivery, and performance of this Agreement have been duly authorized at the date hereof by all necessary action on the part of Trust's Board; and this Agreement constitutes a valid and legally binding obligation of Trust, with respect to Survivor Fund, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium, and other laws affecting the rights and remedies of creditors generally and general principles of equity;

**(d)** All issued and outstanding Survivor Fund Shares are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid, and non-assessable by Trust and have been offered and sold in every state and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws; and Survivor Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Survivor Fund Shares, nor are there outstanding any securities convertible into any Survivor Fund Shares. All of the Survivor Fund Shares to be issued and delivered to Trust, for the account of the Target Fund shareholders, pursuant to this Agreement, will on the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly and legally issued Survivor Fund Shares and be fully paid and non-assessable by Trust;

**(e)** No consideration other than Survivor Fund Shares (and Survivor Fund's assumption of the Liabilities) will be issued in exchange for the Assets in the Reorganization;

**(f)** Trust, with respect to Survivor Fund, is not currently engaged in, and its execution, delivery, and performance of this Agreement and consummation of the Reorganization will not result in, (1) a conflict with or material violation of any provision of Delaware Law, Trust's Declaration of Trust, or any Undertaking to which Trust, on Survivor Fund's behalf, is a party or by which it is bound or (2) the acceleration of any obligation, or the imposition of any penalty, under any Undertaking, judgment, or decree to which Trust, on Survivor Fund's behalf, is a party or by which it is bound;

**(g)** No litigation, administrative proceeding, action, or investigation of or before any court, governmental body, or arbitrator is presently pending or, to Trust's knowledge, threatened against Trust, with respect to Survivor Fund or any of its properties or assets attributable or allocable to Survivor Fund, that, if adversely determined, would materially and adversely affect Survivor Fund's financial condition or the conduct of its business; and Trust, on Survivor Fund's behalf, knows of no facts that might form the basis for the institution of any such litigation, proceeding, action, or investigation and is not a party to or subject to the provisions of any order, decree, judgment, or award of any court, governmental body, or arbitrator that materially and adversely affects Survivor Fund's business or Trust's ability to consummate the transactions contemplated hereby;

**(h)** Survivor Fund is (and will be) classified as an association that is taxable as a Trust, for federal tax purposes; Survivor Fund is a "fund" (as defined in section 851(g)(2), eligible for treatment under section 851(g)(1)) and has not taken and will not take any steps inconsistent with its qualification as such or its qualification and eligibility for treatment as a RIC under sections 851 and 852; for each taxable year of its operation (including its current taxable year), Survivor Fund has met (and for that year will meet) the requirements of Part I of Subchapter M for qualification as a RIC for its taxable year in which the Reorganization occurs, Survivor Fund will meet those requirements, and will be eligible to and will compute its federal income tax under section 852, for its taxable year in which the Reorganization occurs; and Survivor Fund intends to continue to meet all those requirements, and to be eligible to and to so compute its federal income tax, for the next taxable year;

**(i)** There is no plan or intention for Survivor Fund to be dissolved or merged into another statutory or business trust or a Trust or any "fund" thereof (as defined in section 851(g)(2)) following the Reorganization;

**(j)** Assuming the truthfulness and correctness of Trust's representation and warranty in paragraph 3.1(o), immediately after the Reorganization (1) not more than 25% of the value of Survivor Fund's total assets (excluding cash, cash items, and Government securities) will be invested in the stock and securities of any one issuer and (2) not more than 50% of the value of those assets will be invested in the stock and securities of five or fewer issuers;

**(k)** Immediately after the Effective Time, Survivor Fund will not be under the jurisdiction of a court in a "title 11 or similar case" (as defined in section 368(a)(3)(A));

**(l)** The information to be furnished by Trust for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents filed or to be filed with any federal, state, or local regulatory authority (including FINRA) that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities laws and other laws and regulations; and the N-14 will, at the Effective Time, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

**(m)** The Declaration of Trust permit Trust to vary its shareholders' investment; Trust will not have a fixed pool of assets; and each series thereof (including the Survivor Fund) will be a managed portfolio of securities, and Adviser will have the authority to buy and sell securities for the Survivor Fund;

**(n)** Survivor Fund will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Target Fund immediately prior to the Reorganization. For purposes of this representation, amounts paid by Target Fund to dissenters, amounts used by Target Fund to pay Target Fund's Reorganization expenses, amounts paid by Target Fund to shareholders who receive cash or other property, and all redemptions and distributions (except redemptions in the ordinary course of Target Fund's business as an open-end investment company pursuant to section 22(e) of the 1940 Act and regular, normal dividends) made by Target Fund immediately preceding the Reorganization will be included as assets of Target Fund held immediately prior to the Reorganization;

**(o)** Survivor Fund has no plan or intention to reacquire any of Survivor Fund Shares issued in the Reorganization, except in the ordinary course of its business as an open-end Trust pursuant to section 22(e) of the 1940 Act;

**(p)** Survivor Fund is in the same line of business as Target Fund preceding the Reorganization for purposes of Treasury Regulations section 1.368-1(d)(2). Following the Reorganization, Survivor Fund will continue such line of business or use a significant portion of Target Fund's portfolio assets in a business, and Survivor Fund has no plan or intention to change such line of business. Survivor Fund did not enter into any line of business as part of the plan of reorganization. At the Closing, at least 33 1/3% of Target Fund's portfolio assets (by fair market value) will meet the investment objectives, strategies, policies, risks and restrictions of Survivor Fund. Survivor Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks and restrictions after the Reorganization;

**(q)** To the best of the knowledge of Survivor Fund's management, (i) there is no plan or intention by Target Fund shareholders to sell, exchange, redeem, or otherwise dispose of a number of Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization, that would reduce the Target Fund shareholders' ownership of Target Fund Shares (or equivalent Survivor Fund Shares) to a number of shares that was less than 50 percent of the number of Target Fund Shares outstanding prior to the Closing; and (ii) there is no plan or intention by any shareholder owning 5% or more of the Target Fund Shares to sell, exchange, redeem, or otherwise dispose of any Target Fund Shares (or Survivor Fund Shares received in the Reorganization), in connection with the Reorganization;

**(r)** There is no plan or intention for Survivor Fund or any person related (as defined in Treasury Regulations section 1.368-1(e)(4)) to Survivor Fund, to acquire or redeem any of the Survivor Fund Shares issued in the Reorganization, either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions by Survivor Fund in the ordinary course of its business as an open-end Trust pursuant to section 22(e) of the 1940 Act; and

**(s)** There is no intercorporate indebtedness existing between Survivor Fund and Target Fund that was issued, acquired, or will be settled at a discount.

**3.3** Trust, on behalf of the Target Fund, and Trust, on behalf of the Survivor Fund, respectively, hereby further covenant as follows:

**(a)** No governmental consents, approvals, authorizations, or filings are required under the 1933 Act, the Securities Exchange Act of 1934, as amended, the 1940 Act, or state securities laws, and no consents, approvals, authorizations, or orders of any court are required, for its execution or performance of this Agreement on either Fund's behalf, except for (1) Trust's filing with the Commission of an information statement relating to the Reorganization hereunder, and any supplement or amendment thereto ("Information Statement") (2) consents, approvals, authorizations, and filings that have been made or received or may be required after the Effective Time;

**(b)** The fair market value of the Survivor Fund Shares each Shareholder receives will be equal to the fair market value of its Target Fund Shares it actually or constructively surrenders in exchange therefor;

**(c)** The Shareholders will pay their own expenses (such as fees of personal investment or tax advisers for advice regarding the Reorganization), if any, incurred in connection with the Reorganization;

**(d)** The fair market value of the Assets will equal or exceed the Liabilities to be assumed by Survivor Fund and those to which the Assets are subject;

**(e)** None of the compensation received by any Shareholder who or that is an employee of or service provider to Target Fund will be separate consideration for, or allocable to, any of the Target Fund Shares that Shareholder holds; none of the Survivor Fund Shares any such Shareholder receives will be separate consideration for, or allocable to, any employment agreement, investment advisory agreement, or other service agreement; and the compensation paid to any such Shareholder will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services; and

**(f)** No expenses incurred by Target Fund or on its behalf in connection with the Reorganization will be paid or assumed by Survivor Fund, Adviser, or any other third party unless those expenses are solely and directly related to the Reorganization (determined in accordance with the guidelines set forth in Rev. Rul. 73-54, 1973-1 C.B. 187) ("Reorganization Expenses"), and no cash or property other than Survivor Fund Shares will be transferred to Target Fund or any of its shareholders with the intention that it be used to pay any expenses (even Reorganization Expenses) thereof.

## 4. COVENANTS

**4.1** Trust covenants to take all action necessary to obtain approval of the transactions contemplated hereby.

**4.2** Trust covenants to prepare the Information Statement in compliance with applicable federal and state securities laws.

**4.3** Trust covenants that it will, from time to time, as and when requested by the other, execute and deliver or cause to be executed and delivered all assignments and other instruments, and will take or cause to be taken any further action(s), it deems necessary or desirable in order to vest in, and confirm to, (a) Trust, on Survivor Fund's behalf, title to and possession of all the Assets, and (b) Trust, on Target Fund's behalf, title to and possession of the Survivor Fund Shares to be delivered hereunder, and otherwise to carry out the intent and purpose hereof.

**4.4** Trust covenants to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and applicable state securities laws it deems appropriate to commence and continue Survivor Fund's operations after the Effective Time.

**4.5** Subject to this Agreement, Trust covenants to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper, or advisable to consummate and effectuate the transactions contemplated hereby.

## 5. CONDITIONS PRECEDENT

Each Fund's obligations hereunder shall be subject to (a) performance by the other Fund of all its obligations to be performed hereunder at or before the Closing, (b) all representations and warranties on behalf of the other Fund contained herein being true and correct in all material respects at the date hereof and, except as they may be affected by the transactions contemplated hereby, at the Effective Time, with the same force and effect as if made at that time, and (c) the following further conditions that, at or before that time:

**5.1**  This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the Board, on behalf of each Fund;

**5.2**  All necessary filings shall have been made with the Commission and state securities authorities, and no order or directive shall have been received that any other or further action is required to permit Trust to carry out the transactions contemplated hereby.  The Commission shall not have issued an unfavorable report with respect to the Reorganization under section 25(b) of the 1940 Act nor instituted any proceedings seeking to enjoin consummation of the transactions contemplated hereby under section 25(c) of the 1940 Act.  All consents, orders, and permits of federal, state, and local regulatory authorities (including the Commission and state securities authorities) Trust deems necessary to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain same would not involve a risk of a material adverse effect on either Fund's assets or properties;

**5.3**  At the Effective Time, no action, suit, or other proceeding shall be pending (or, to Trust's best knowledge, threatened to be commenced) before any court, governmental agency, or arbitrator in which it is sought to enjoin the performance of, restrain, prohibit, affect the enforceability of, or obtain damages or other relief in connection with, the transactions contemplated hereby;

**5.4**  Prior to the Closing, Target Fund shall have declared a dividend or dividends which, together with all previous such dividends shall have the effect of distributing to Target Fund Shareholders all of Target Fund's Trust taxable income for all taxable periods ending at the Effective Time (computed without regard to any deduction for dividends paid) and all of the net capital gains realized in all taxable periods ending at the Effective Time (after reduction for any capital loss carryforward).

**5.5**  At any time before the Closing, Trust may waive any of the foregoing conditions (except those set forth in paragraphs 5.1, 5.2 and 5.4) if, in the judgment of the Board, that waiver will not have a material adverse effect on the applicable Fund's shareholders' interests.

## 6. EXPENSES

Subject to complying with the representation and warranty contained in paragraph 3.3(f), Adviser shall bear the entirety of the total Reorganization Expenses.  The Reorganization Expenses include (1) costs associated with obtaining any necessary order of exemption from the 1940 Act, preparing and filing Target Fund's prospectus supplements and the Information Statement, and printing and distributing the Information Statement including any exhibits thereto, (2) legal and accounting fees, (3) transfer taxes for foreign securities and (4) any and all incremental Blue Sky fees.  Notwithstanding the foregoing, expenses shall be paid by the Fund directly incurring them if and to the extent that the payment thereof by another person would result in that Fund's disqualification as a RIC.

## 7. ENTIRE AGREEMENT; NO SURVIVAL

Trust, on behalf of the Target Fund, and Trust on behalf of the Survivor Fund, has not made any representation, warranty, or covenant not set forth herein, and this Agreement constitutes the entire agreement of Trust, on behalf of the Target Fund, and Trust on behalf of the Survivor Fund.  The representations, warranties, and covenants contained herein or in any document delivered pursuant hereto or in connection herewith shall not survive the Closing.

## 8. TERMINATION

This Agreement may be terminated at any time at or before the Closing with respect to the applicable Reorganization by resolution of either the Board, on behalf of the Target Fund, or the Board, on behalf of the Survivor Fund, if circumstances should develop that, in the opinion of that Board, make proceeding with the Agreement inadvisable with respect to the Target Fund or the Survivor Fund, respectively.  Any such termination resolution will be effective when made.

**9. AMENDMENTS**

This Agreement may be amended, modified or supplemented in such manner as may be deemed necessary or advisable by the authorized officers of Trust, on behalf of the Target Fund, and Trust, on behalf of the Survivor Fund.

**10. SEVERABILITY**

Any term or provision hereof that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of that invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions hereof or affecting the validity or enforceability of any of the terms and provisions hereof in any other jurisdiction.

**11. MISCELLANEOUS**

**11.1**  This Agreement shall be governed by and construed in accordance with Delaware Law, without giving effect to principles of conflicts of laws; provided that, in the case of any conflict between that law and the federal securities laws, the latter shall govern.

**11.2**  Nothing expressed or implied herein is intended or shall be construed to confer on or give any person, firm, trust, or Trust other than Trust, on Survivor Fund's behalf, or Trust, on Target Fund's behalf, and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

**11.3**  Notice is hereby given that this instrument is executed and delivered on behalf of Trust's directors solely in their capacities as directors, and not individually, and that Trust's obligations under this instrument are not binding on or enforceable against any of its directors, officers, shareholders, or series other than the applicable Fund but are only binding on and enforceable against its property attributable to and held for the benefit of such applicable Fund ("Fund's Property") and not Trust's property attributable to and held for the benefit of any other series thereof. Trust, in asserting any rights or claims under this Agreement on its or a Fund's behalf, shall look only to the corresponding Fund's Property in settlement of those rights or claims and not to the property of any other series of Trust or to those directors, officers, or shareholders.

**11.4**  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed by Trust, on behalf of Target Fund, and Trust on behalf of Survivor Fund.  The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

[*Remainder of This Page Intentionally Left Blank*]

[*Signature Page to Follow*]

**IN WITNESS WHEREOF**, each party has caused this Agreement to be executed and delivered by its duly authorized officer as of the day and year first written above.


NORTHERN LIGHTS FUND TRUST, on behalf of BIONDO GROWTH FUND

By:    Kevin Wolf
        President and Principal Executive Officer

        _____


NORTHERN LIGHTS FUND TRUST, on behalf of BIONDO FOCUS FUND

By:    Kevin Wolf
        President and Principal Executive Officer

        _____


SOLELY FOR THE PURPOSES OF PARAGRAPH 6 OF THIS AGREEMENT,
BIONDO INVESTMENT ADVISORS LLC,
By:    Joseph P. Biondo
        Chief Executive Officer

        _____

## Exhibit B

Formatted: Font: Bold

The financial highlights table is intended to help you understand each Fund's financial performance for the period of the Fund's operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for the Fund has been derived from the financial statements audited by BBD, LLP, whose report along with the Fund's financial statements are included in the Fund's December 31, 2017 annual report, and the unaudited financial statements for six months ended June 30, 2018 included in the Fund's June 30, 2018 semi-annual report, both of which are available upon request.

Formatted: Justified

### *The Biondo Growth Fund*
### FINANCIAL HIGHLIGHTS

*The table sets forth financial data for one share of beneficial interest outstanding throughout each year presented*

| | Investor Class | | | | | |
|---|---|---|---|---|---|---|
| | **Six Months Ended June 30, 2018** (Unaudited) | **Year Ended December 31, 2017** | **Year Ended December 31, 2016** | **Year Ended December 31, 2015** | **Year Ended December 31, 2014** | **Year Ended December 31, 2013** |
| Net asset value, beginning of period | $ 15.12 | $ 12.17 | $ 12.31 | $ 13.17 | $ 12.38 | $ 8.94 |
| Activity from investment operations: | | | | | | |
| Net investment loss [1] | (0.07) | (0.12) | (0.10) | (0.11) | (0.11) | (0.08) |
| Net realized and unrealized gain (loss) on investments and option transactions | 2.18 | 3.07 | (0.04) | (0.75) | 0.90 | 3.52 |
| Total income (loss) from investment operations | 2.11 | 2.95 | (0.14) | (0.86) | 0.79 | 3.44 |
| Paid-in-Capital from redemption fees [1] | 0.00 [2] | - | 0.00 [2] | - | 0.00 [2] | 0.00 [2] |
| Net asset value, end of period | $ 17.23 | $ 15.12 | $ 12.17 | $ 12.31 | $ 13.17 | $ 12.38 |
| Total return [3] | 13.96% [6] | 24.24% | (1.06)% [5] | (6.53)% | 6.38% | 38.48% |
| Net assets, end of period (in 000s) | $ 34,368 | $ 32,299 | $ 29,745 | $ 33,053 | $ 37,287 | $ 36,390 |
| Ratio of gross expenses to average net assets [4] | 1.78% [7] | 1.88% | 1.90% | 1.72% | 1.77% | 1.74% |
| Ratio of net expenses to average net assets | 1.50% [7] | 1.50% | 1.50% | 1.50% | 1.50% | 1.50% |
| Ratio of net investment loss to average net assets | (0.88)% [7] | (0.90)% | (0.83)% | (0.84)% | (0.87)% | (0.73)% |
| Portfolio turnover rate | 4% [6] | 24% | 36% | 25% | 44% | 20% |

(1) Per share amounts calculated using average shares method which appropriately presents the per share data for the period.
(2) Amount represents less than $0.01 per share.
(3) Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. The returns shown exclude the effect of applicable redemption fees. Had the advisor not waived a portion of its fees, total return would have been lower.
(4) Represents the ratio of expenses to average net assets absent fee waivers and/or expense reimbursements by the advisor.
(5) Includes adjustments in accordance with accounting principles generally accepted in the United States and consequently, the net asset value for financial reporting purposes and the returns based upon those net asset may differ from the net asset values and returns for shareholder processing.
(6) Not annualized.
(7) Annualized.

### The Biondo Focus Fund
### FINANCIAL HIGHLIGHTS

*The table sets forth financial data for one share of beneficial interest outstanding throughout each period presented.*

| | Investor Class | | | | | |
|---|---|---|---|---|---|---|
| | Six Months Ended June 30, 2018 | Year Ended December 31, 2017 | Year Ended December 31, 2016 | Year Ended December 31, 2015 | Year Ended December 31, 2014 | Year Ended December 31, 2013 |
| | (Unaudited) | | | | | |
| Net asset value, beginning of period | $ 16.74 | $ 14.40 | $ 14.20 | $ 16.18 | $ 13.92 | $ 8.91 |
| Activity from investment operations: | | | | | | |
| Net investment loss [1] | (0.18) | (0.38) | (0.33) | (0.33) | (0.35) | (0.35) |
| Net realized and unrealized gain (loss) on investments and option transactions | 2.70 | 4.90 | 0.53 | (1.65) | 2.60 | 5.36 |
| Total income (loss) from investment operations | 2.52 | 4.52 | 0.20 | (1.98) | 2.25 | 5.01 |
| Paid-in-Capital from redemption fees [1] | 0.00 [2] | 0.00 [2] | 0.00 [2] | 0.00 [2] | 0.01 | 0.00 [2] |
| Less distributions from: | | | | | | |
| Net realized gains | 0.00 | (2.18) | - | - | - | - |
| Total distributions | 0.00 | (2.18) | - | - | - | - |
| Net asset value, end of period | $ 19.26 | $ 16.74 | $ 14.40 | $ 14.20 | $ 16.18 | $ 13.92 |
| Total return [3] | 14.99% [7] | 31.29% [6] | 1.41% | (12.24)% [4] | 16.24% | 56.23% |
| Net assets, end of period (in 000s) | $ 31,269 | $ 27,336 | $ 22,154 | $ 25,407 | $ 32,613 | $ 20,552 |
| Ratio of gross expenses to average net assets including interest expense [5] | 2.44% [8] | 2.75% | 3.17% | 2.62% | 2.65% | 3.58% |
| Ratio of gross expenses to average net assets excluding interest expense [5] | 2.31% [8] | 2.45% | 2.59% | 2.36% | 2.34% | 2.82% |
| Ratio of net expenses to average net assets including interest expense | 2.25% [8] | 2.55% | 3.14% | 2.62% | 2.65% | 3.58% |
| Ratio of net expenses to average net assets excluding interest expense | 2.12% | 2.25% | 2.56% | 2.36% | 2.34% | 2.82% |
| Ratio of net investment loss to average net assets | (1.95)% [8] | (2.20)% | (2.55)% | (2.06)% | (2.27)% | (3.11)% |
| Portfolio turnover rate | 15% [7] | 48% | 60% | 55% | 52% | 81% |

(1) Per share amounts calculated using average shares method which appropriately presents the per share data for the period

(2) Amount represents less than $0.01 per share.

(3) Total return represents aggregate total return based on Net Asset Value. Total returns would have been lower absent waived fees and reimbursed expenses. Total returns are historical in nature and assume changes in share price. The returns shown exclude the effect of applicable redemption fees. Had the advisor not waived a portion of its fees, total return would have been lower.

(4) There was no effect on total return due to a trade error.

(5) Represents the ratio of expenses to average net assets absent fee waivers by the Advisor.

(6) Includes adjustments in accordance with accounting principles generally accepted in the United States and consequently, the net asset value for financial reporting purposes and the returns based upon those net asset may differ from the net asset values and returns for shareholder processing.

(7) Not annualized.

(8) Annualized.

**STATEMENT OF ADDITIONAL INFORMATION**
**SEPTEMBER 10, 2018**

**RELATING TO THE REORGANIZATION OF**
**THE BIONDO GROWTH FUND**
**WITH AND INTO**
**THE BIONDO FOCUS FUND**

**each a series of Northern Lights Fund Trust.**

**17605 Wright Street**
**Omaha, Nebraska 68130**

**1-800-672-9152**

This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Prospectus/Information Statement dated September 10, 2018 (the "Combined Prospectus/Information Statement") for the Survivor Fund and the Target Fund, each a class (herein referred to as "series") of Northern Lights Fund Trust (the "Trust"). Copies of the Combined Prospectus/Information Statement may be obtained at no charge by writing to The Biondo Funds c/o Gemini Fund Services, LLC, Suite 2, 17605 Wright Street, Omaha, Nebraska 68130 or by calling 1-800-672-9152. Unless otherwise indicated, capitalized terms used in this Statement of Additional Information and not otherwise defined have the same meanings as are given to them in the Combined Prospectus/Information Statement.

This Statement of Additional Information contains information that may be of interest to shareholders of the Target Fund relating to the Reorganization, but that is not included in the Combined Prospectus/Information Statement. As described in the Combined Prospectus/Information Statement, the Reorganization would involve the transfer of substantially all of the assets, and the assumption of the liabilities, of the Target Fund in exchange for shares of the Survivor Fund. The Target Fund would distribute the Survivor Fund shares it receives to its shareholders in complete liquidation of the Target Fund.

The Funds will furnish, without charge, a copy of their most recent Annual Report and/or Semi-Annual Report. Requests should be directed to The Biondo Funds c/o Gemini Fund Services, LLC, Suite 2, 17605 Wright Street, Omaha, Nebraska 68130 or by calling 1-800-672-9152.

**TABLE OF CONTENTS**

**ADDITIONAL INFORMATION ABOUT THE FUNDS**

Further information about each of the Survivor Fund and the Target Fund, each a series of the Trust, is contained in and incorporated by reference to the Statement of Additional Information dated September 10, 2018, as it may be amended and/or supplemented from time to time. Management's discussion of fund performance, audited financial statements and related report of the independent registered public accounting firm for the Funds are contained in the Funds' Annual Report for the fiscal year ended December 31, 2017 and are incorporated in this Statement of Additional Information by reference. The unaudited financial statements for the Funds are contained in the Funds' Semi-Annual Report for the six months ended June 30, 2018 and are incorporated in this Statement of Additional Information by reference. No other parts of the Funds' Annual Report or Semi-Annual Report are incorporated by reference in this Statement of Additional Information.

**Pro Forma Financial Information**
**(Unaudited)**

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and Survivor Fund as of June 30, 2018 using the fees and expenses information as shown in the Combined Prospectus/Information Statement. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Survivor Fund, which are available in their annual and semi-annual shareholder reports.

| | Biondo Growth Fund | Biondo Focus Fund | Adjustments | Pro Forma Survivor Fund |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Investment securities: | | | | |
| At cost | $17,457,626 | $16,864,088 | - | $34,321,714 |
| At value | $34,410,820 | $31,297,926 | - | $65,708,746 |
| Receivable for Fund shares sold | 493 | 5,611 | - | 6,104 |
| Dividends and interest receivable | 8,299 | 5,646 | - | 13,945 |
| Prepaid expenses & other assets | 6,511 | 8,914 | - | 15,425 |
| **TOTAL ASSETS** | 34,426,123 | 31,318,097 | - | 65,744,220 |
| **LIABILITIES** | | | | |
| | -0 | - | - | 0 |
| Investment advisory fees payable | 21,523 | 15,796 | - | 37,319 |
| Payable to related parties | 11,671 | 9,970 | - | 21,641 |
| Due to Custodian | 2,950 | 1,542 | - | 4,492 |
| Distribution (12b-1) fees payable | 7,149 | 6,533 | - | 13,682 |
| Accrued audit fees | 7,869 | 7,463 | - | 15,332 |
| Accrued expenses and other liabilities | 6,811 | 7,331 | - | 14,142 |
| **TOTAL LIABILITIES** | 57,973 | 48,635 | - | 106,608 |
| **NET ASSETS** | **$34,368,150** | **$31,269,462** | - | **$65,637,612** |
| **Net Assets Consist Of:** | | | | |
| Paid in capital ($0 par value, unlimited shares authorized) | $16,809,385 | $15,736,239 | - | $32,545,624 |
| Accumulated net investment loss | (149,322) | (286,244) | - | (435,566) |
| Accumulated net realized gain from security transactions and options transactions | 754,893 | 1,385,629 | - | 2,140,522 |
| Net unrealized appreciation of investments | 16,953,194 | 14,433,838 | - | 31,387,032 |
| **NET ASSETS** | **$34,368,150** | **$31,269,462** | - | **$65,637,612** |
| **Net Asset Value Per Share:** | | | | |
| Investor Class Shares: | | | | |
| Net Assets | **$34,368,150** | **$31,269,462** | - | **$65,637,612** |
| Shares of beneficial interest outstanding | **1,994,560** | **1,623,405** | **(209,989)** | **3,407,976** |
| Net asset value (Net Assets ÷ Shares Outstanding), offering price and redemption price per share [(a)] | **$17.23** | **$19.26** | | **$19.26** |

(a) Redemptions of shares held less than 30 days may be assessed a redemption fee of 2.00%.

Please see the accompanying Notes to Pro-Forma Financial Statements



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| | Biondo Growth Fund | Biondo Focus Fund | Pro-Forma Adjustments | Pro-Forma Combined |
|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | |
| Dividends | | | | |
| (net of $825 and $248 foreign taxes withheld) | $ 95,305 | $ 37,292 | $ - | $ 132,597 |
| Interest | 7,969 | 7,367 | - | 15,336 |
| **TOTAL INVESTMENT INCOME** | 103,274 | 44,659 | - | 147,933 |
| **EXPENSES** | | | | |
| Investment advisory fees | 166,896 | 207,276 | (46,172) | 328,000 |
| Distribution (12b-1) fees - Investor Class | 41,724 | 36,724 | - | 78,448 |
| Administration fees | 21,302 | 22,902 | (19,204) | 25,000 |
| Fund accounting fees | 13,529 | 13,350 | (10,219) | 16,660 |
| Transfer agent fees | 10,679 | 11,572 | (10,626) | 11,625 |
| Legal fees | 5,792 | 7,469 | (5,261) | 8,000 |
| Registration fees | 8,945 | 11,020 | (8,945) | 11,020 |
| Audit fees | 7,498 | 6,802 | (5,800) | 8,500 |
| Shareholder reporting expense | 905 | 3,588 | 507 | 5,000 |
| Trustees' fees and expenses | 6,631 | 6,504 | (5,135) | 8,000 |
| Compliance officer fees | 7,240 | 6,367 | (3,607) | 10,000 |
| Custody fees | 2,539 | 3,982 | (2,521) | 4,000 |
| Insurance expense | 644 | 447 | (91) | 1,000 |
| Interest expense | - | 19,751 | - | 19,751 |
| Other expenses | 2,029 | 1,399 | (1,178) | 2,250 |
| **TOTAL EXPENSES** | 296,353 | 359,153 | (118,252) | 537,254 |
| Less: Fees waived by the Advisor | (45,924) | (28,250) | 24,876 | (49,298) |
| **NET EXPENSES** | 250,429 | 330,903 | (93,376) | 487,956 |
| **NET INVESTMENT LOSS** | (147,155) | (286,244) | 93,376 | (340,023) |
| **REALIZED AND UNREALIZED GAIN ON INVESTMENTS** | | | | |
| Net realized gain on transactions from: | | | | |
| Investments | 2,601,982 | 1,961,051 | - | 4,563,033 |
| Net realized gain | 2,601,982 | 1,961,051 | - | 4,563,033 |
| Net change in unrealized appreciation (depreciation) on Investments | 1,883,217 | 2,425,282 | - | 4,308,499 |
| **NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS** | 4,485,199 | 4,386,333 | - | 8,871,532 |
| **NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS** | **$ 4,338,044** | **$ 4,100,089** | **$ 93,376** | **$ 8,531,509** |

Please see the accompanying Notes to Pro-Forma Financial Statements.

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## PRO-FORMA CONSOLIDATED PORTFOLIO OF INVESTMENTS (Unaudited)

**June 30, 2018**

| | Biondo Focus Shares | Biondo Growth Shares | Combination Shares | Adjustment | Biondo Focus Fair Value | Biondo Growth Fair Value | Pro-Forma Combined |
|---|---|---|---|---|---|---|---|
| **COMMON STOCK & WARRANTS - 93.5 %** | | | | | | | |
| **APPAREL - 3.2 %** | | | | | | | |
| Under Armour, Inc. - Class A * | - | 47,500 | 47,500 | | $ - | $ 1,067,800 | $ 1,067,800 |
| VF Corp. | - | 12,500 | 12,500 | | - | 1,019,000 | 1,019,000 |
| | | | | | - | 2,086,800 | 2,086,800 |
| **AUTO MANUFACTURERS - 1.0 %** | | | | | | | |
| Tesla, Inc. * | - | 2,000 | 2,000 | | - | 685,900 | 685,900 |
| **BANKS - 8.1 %** | | | | | | | |
| Bank of America Corp. - Warrants @ $16.845, Due 1/16/19 * | 75,000 | 50,000 | 125,000 | | 1,224,000 | 816,000 | 2,040,000 |
| JPMorgan Chase & Co. - Warrants @ $42.42, Due 10/28/18 * ^ | 20,000 | 15,000 | 35,000 | | 1,268,600 | 951,450 | 2,220,050 |
| SB One Bancorp | - | 35,000 | 35,000 | | - | 1,039,500 | 1,039,500 |
| | | | | | 2,492,600 | 2,806,950 | 5,299,550 |
| **BIOTECHNOLOGY - 14.9 %** | | | | | | | |
| Celgene Corp. * ^ | 7,000 | 12,500 | 19,500 | | 555,940 | 992,750 | 1,548,690 |
| Exact Sciences Corp. * | 17,500 | 10,000 | 27,500 | | 1,046,325 | 597,900 | 1,644,225 |
| Illumina, Inc. * ^ | 7,000 | 5,250 | 12,250 | | 1,955,030 | 1,466,273 | 3,421,303 |
| Regeneron Pharmaceuticals, Inc. * | 3,000 | 2,000 | 5,000 | | 1,034,970 | 689,980 | 1,724,950 |
| Vertex Pharmaceuticals, Inc. * | 4,300 | 4,500 | 8,800 | | 730,828 | 764,820 | 1,495,648 |
| | | | | | 5,323,093 | 4,511,723 | 9,834,816 |
| **COMMERCIAL SERVICES - 3.5 %** | | | | | | | |
| Square, Inc. * | 18,000 | 19,500 | 37,500 | | 1,109,520 | 1,201,980 | 2,311,500 |
| **COMPUTERS - 7.1 %** | | | | | | | |
| Apple, Inc. ^ | 7,500 | 17,500 | 25,000 | | 1,388,325 | 3,239,425 | 4,627,750 |
| **DIVERSIFIED FINANCIAL SERVICES - 9.7 %** | | | | | | | |
| MasterCard, Inc. - Class A ^ | 17,500 | 15,000 | 32,500 | | 3,439,100 | 2,947,800 | 6,386,900 |

Please see the accompanying Notes to Pro-Forma Financial Statements.

Deleted: Combination Fair Value

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## PRO-FORMA CONSOLIDATED PORTFOLIO OF INVESTMENTS (Unaudited) (Continued)

**June 30, 2018**

| | Biondo Focus Shares | Biondo Growth Shares | Combination Shares | Adjustment | Pro Forma | Biondo Focus Fair Value | Biondo Growth Fair Value | Combination Fair Value |
|---|---|---|---|---|---|---|---|---|
| **HEALTHCARE - PRODUCTS - 21.6 %** | | | | | | | | |
| ABIOMED, Inc. * | 7,500 | 6,000 | 13,500 | | | 3,067,875 | 2,454,300 | 5,522,175 |
| Intuitive Surgical, Inc. * ^ | 7,500 | 6,500 | 14,000 | | | 3,588,600 | 3,110,120 | 6,698,720 |
| LeMaitre Vascular, Inc. | - | 17,000 | 17,000 | | | - | 569,160 | 569,160 |
| Mazor Robotics Ltd. - ADR * | 25,000 | - | 25,000 | | | 1,387,750 | - | 1,387,750 |
| | | | | | | 8,044,225 | 6,133,580 | 14,177,805 |
| **INTERNET - 16.4 %** | | | | | | | | |
| Alibaba Group Holding Ltd. - ADR * | 6,500 | 6,500 | 13,000 | | | 1,205,945 | 1,205,945 | 2,411,890 |
| Alphabet, Inc. - Class A * | 1,000 | 2,000 | 3,000 | | | 1,129,190 | 2,258,380 | 3,387,570 |
| Facebook, Inc. - Class A * ^ | 14,300 | 11,250 | 25,550 | | | 2,778,776 | 2,186,100 | 4,964,876 |
| | | | | | | 5,113,911 | 5,650,425 | 10,764,336 |
| **OIL & GAS - 3.6 %** | | | | | | | | |
| Diamondback Energy, Inc. * | 8,000 | 10,000 | 18,000 | | | 1,052,560 | 1,315,700 | 2,368,260 |
| **OIL & GAS SERVICES - 3.1 %** | | | | | | | | |
| Core Laboratories NV | - | 5,000 | 5,000 | | | - | 631,050 | 631,050 |
| Schlumberger Ltd. | 8,000 | 12,500 | 20,500 | | | 536,240 | 837,875 | 1,374,115 |
| | | | | | | 536,240 | 1,468,925 | 2,005,165 |
| **PHARMACEUTICALS - 1.3 %** | | | | | | | | |
| Bristol-Myers Squibb Co. | - | 15,000 | 15,000 | | | - | 830,100 | 830,100 |
| **TOTAL COMMON STOCK & WARRANTS** (Cost - $29,991,850) | | | | | | 28,499,574 | 32,879,308 | 61,378,882 |
| **SHORT-TERM INVESTMENT - 6.6 %** | | | | | | | | |
| **MONEY MARKET FUND - 6.6 %** | | | | | | | | |
| Dreyfus Treasury Prime Cash Management - Institutional Class, 1.68% ** (Cost - $4,328,322) | 2,796,810 | 1,531,512 | 4,328,322 | | | 2,796,810 | 1,531,512 | 4,328,322 |
| **TOTAL INVESTMENTS - 100.1 %** (Cost - $34,320,172) (a) | | | | | | $ 31,296,384 | $ 34,410,820 | $ 65,707,204 |
| **LIABILITIES IN EXCESS OF OTHER ASSETS - (0.1) %** | | | | | | (26,922) | (42,670) | (69,592) |
| **TOTAL NET ASSETS - 100.0 %** | | | | | | **$ 31,269,462** | **$ 34,368,150** | **$ 65,637,612** |

* Non-income producing security.

^ All or a portion of the security is pledged as collateral for the line of credit. Total value of pledged securities at June 30, 2018 is $5,624,850.

** Money market fund; interest rate reflects seven-day effective yield on June 30, 2018.

ADR - American Depositary Receipt

Please see the accompanying Notes to Pro-Forma Financial Statements.

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**Notes to Pro Forma Financial Statements, June 30, 2018 (Unaudited)**

**Note 1 — Reorganization**

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Survivor Fund pursuant to an Agreement and Plan of Reorganization (the "Reorganization") as if the Reorganization occurred on June 30, 2018.

**Note 2 — Basis of Pro Forma**

The Reorganization is expected to be accounted for as a tax-free reorganization for federal income tax purposes; therefore, no gain or loss will be recognized by the Survivor Fund or its shareholders as a direct result of the Reorganization. The Target Fund and the Survivor Fund are both registered open-end management investment companies. The Reorganization would be accomplished by the acquisition of all of the assets and the assumption of all of the liabilities of the Target Fund by the Survivor Fund in exchange for shares of the Survivor Fund, followed by the distribution of such shares to Target Fund shareholders in complete liquidation and termination of the Target Fund. The pro forma financial information has been adjusted to reflect the assumption that the Target Fund distributes its undistributed net investment income to its shareholders prior to the Reorganization. The Target Fund shareholders would have received 1,994,560 shares of the Survivor Fund had the Reorganization occurred on June 30, 2018.

The Reorganization is expected to be accounted for as a tax-free reorganization for federal income tax purposes. In accordance with accounting principles generally accepted in the United States of America, for financial reporting purposes, the historical cost basis of the investments received from the Target Fund will be carried forward to align ongoing reporting of the realized and unrealized gains and losses of the Surviving Fund with amounts distributable to shareholders for tax purposes.

| Fund | Net Assets | As-of As of Date |
|------|-----------|------------------|
| Biondo Growth Fund (Target Fund) | $34,368,150 | June 30, 2018 |
| Biondo Focus Fund (Survivor Fund) | $31,269,462 | June 30, 2018 |
| Biondo Focus Fund (Pro Forma Combined Fund) | $65,637,612 | June 30, 2018 |

**Note 3 — Pro Forma Expense Adjustments**

The table below reflects adjustments to annual expenses made to the Pro Forma Combined Fund financial information as if the Reorganization had taken place on June 30, 2018 using the fees and expenses information shown in the Proxy Statement/Prospectus. The pro forma information has been derived from the books and records used in calculating daily net asset values of the Target Fund and Survivor Fund and has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect this information. Percentages presented below are the increase (decrease) in expenses divided by the Pro Forma Combined Fund net assets presented in Note 2. Actual results could differ from those estimates. No other significant pro forma effects are expected to result from the Reorganization. No significant accounting policies will change as a result of the Reorganization, specifically policies regarding security valuation or compliance with Subchapter M of the Internal Revenue Code of 1986, as amended. No significant changes to any existing contracts of the Survivor Fund are expected as a result of the Reorganization.

Pro forma adjustment to the investment advisory fee reflects the application of the Survivor Fund's management fee against the pro forma assets of the Survivor Fund post-merger. With the exception of Shareholder Reporting Fees, all other pro forma adjustments reflect changes pursuant to economies of scale savings and/or the elimination of redundant fees or expenses. The pro forma adjustment for Shareholder Reporting Fees is attributable to the anticipated greater number of shareholders in the Survivor Fund post-merger.

**Note 4 — Accounting Survivor**

The Survivor Fund will be the accounting survivor. The surviving fund will have the portfolio management team, portfolio composition, strategies, investment objective, expense structure and policies/restrictions of the Survivor Fund.

**Note 5 — Capital Loss Carryforwards**

At December 31, 2017, the Target Fund had unutilized federal tax short-term capital loss carryforwards of $1,743,976 expiring on December 31, 2018. The Survivor Fund did not have any capital loss carryforwards as of December 31, 2017. For net capital losses arising in taxable years beginning after December 22, 2010, a Fund will generally be able to carry-forward such capital losses indefinitely. A Fund's net capital losses from taxable years beginning on or prior to December 22, 2010, however, will remain subject to their current expiration dates and can be used only after the post-enactment losses.

**Note 6 – Costs Of Reorganization**

The costs of the Reorganization will be borne by Biondo Investment Advisors, LLC, each Fund's investment adviser. The costs associated with the Reorganization will not have an effect on the net asset value per share of either Fund. The costs associated with the Reorganization are expected to be approximately $25,000.

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